                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                  Schedule 13D


                   Under the Securities Exchange Act of 1934


                           NATIONAL CITY CORPORATION
                                (Name of Issuer)


                         Common Stock, par value $4.00
                         (Title of Class of Securities)


                                  635-405-103
                                 (CUSIP Number)


                              Robert H. Stevenson
                   Senior Vice President and General Counsel
                         Integra Financial Corporation
                               300 Fourth Avenue
                            Pittsburgh, Pennsylvania
                                 (412) 644-7515
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 27, 1995
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1 (b)(3) or (4), check the following box    [  ]

Check the following box if a fee is being paid with this statement in the first
instance [   ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

All ownership percentages set forth herein are based on the 147,320,360 shares of National City Corporation Common Stock reported outstanding at July 24, 1995.

                                  SCHEDULE 13D

  CUSIP 635-405-103


1.     Name of Reporting Person (S.S. OR I.R.S. IDENTIFICATION NO.
       OF REPORTING PERSON)
       Integra Financial Corporation (IRS ID No. 25-138493)
________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group     (a)  [  ]
                                                            (b)  [  ]
________________________________________________________________________________

3.     SEC Use Only
________________________________________________________________________________

4.     Source of Funds
       00
________________________________________________________________________________

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)                   [  ]
________________________________________________________________________________

6.     Citizenship or Place of Organization
       Commonwealth of Pennsylvania
________________________________________________________________________________

          Number of            7.  Sole Voting Power
           Shares                  12,098,600*
        Beneficially           __________________________________________
          Owned by             8.  Shared Voting Power
            Each                   0
         Reporting             __________________________________________
          Person               9.  Sole Dispositive Power
           With                    12,098,600*
                               __________________________________________
                               10. Shared Dispositive Power
                                   0
________________________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person   12,098,600*
________________________________________________________________________________

12.    Check Box if the Aggregate Amount in Row (11)             [  ]
       Excludes Certain Shares
________________________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11)
       7.59%
________________________________________________________________________________

14.    Type of Reporting Person   CO, HC
________________________________________________________________________________

* Assumes the exercise in full of the option granted pursuant to the Stock Option Agreement described in Item 6 hereof. Integra Financial Corporation disclaims beneficial ownership of these shares.

                                  SCHEDULE 13D

  CUSIP 635-405-103


1.     Name of Reporting Person (S.S. OR I.R.S. IDENTIFICATION NO.
       OF REPORTING PERSON)
       Integra Trust Company, National Association (IRS ID No. 25-0741760)
________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group     (a) [  ]
                                                            (b) [  ]
________________________________________________________________________________

3.     SEC Use Only
________________________________________________________________________________

4.     Source of Funds
       00
________________________________________________________________________________

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)                   [  ]
________________________________________________________________________________

6.     Citizenship or Place of Organization:
       Commonwealth of Pennsylvania
________________________________________________________________________________

        Number of              7.  Sole Voting Power
         Shares                    16,602*
       Beneficially            __________________________________________
         Owned by              8.  Shared Voting Power
           Each                    4,304*
         Reporting             __________________________________________
          Person               9.  Sole Dispositive Power
           With                    4,400*
                               __________________________________________
                               10. Shared Dispositive Power
                                   6,706*
________________________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person   38,156*
________________________________________________________________________________

12.    Check Box if the Aggregate Amount in Row (11)             [  ]
       Excludes Certain Shares
________________________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11)
       0.03%
________________________________________________________________________________

14.    Type of Reporting Person   BK
________________________________________________________________________________

* These shares are held by Integra Trust Company solely in a fiduciary capacity. Integra Trust Company disclaims beneficial ownership of these shares.

                                  SCHEDULE 13D

  CUSIP 635-405-103


1.     Name of Reporting Person (S.S. OR I.R.S. IDENTIFICATION NO.
       OF REPORTING PERSON)
       Integra Investment Company (IRS ID No. 51-0255979)
________________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group     (a)  [  ]
                                                            (b)  [  ]
________________________________________________________________________________

3.     SEC Use Only
________________________________________________________________________________

4.     Source of Funds:
       00
________________________________________________________________________________

5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant To Items 2(d) or 2(e)                   [  ]
________________________________________________________________________________

6.     Citizenship or Place of Organization:
       Delaware
________________________________________________________________________________

          Number of            7.  Sole Voting Power
           Shares                  108,624*
        Beneficially           __________________________________________
          Owned by             8.  Shared Voting Power
            Each                   0
         Reporting             __________________________________________
           Person              9.  Sole Dispositive Power
            With                   108,624*
                               __________________________________________
                               10. Shared Dispositive Power
                                   0
________________________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person   108,624*
________________________________________________________________________________

12.    Check Box if the Aggregate Amount in Row (11)             [  ]
       Excludes Certain Shares
________________________________________________________________________________

13.    Percent of Class Represented by Amount in Row (11)       0.07%
________________________________________________________________________________

14.    Type of Reporting Person:  IV, CO
________________________________________________________________________________

* Includes 64,368 shares of National City Common Stock which would be issuable upon conversion of 27,000 shares of National City 8% Cumulative Convertible Preferred Stock held by the reporting person. The reporting person disclaims beneficial ownership only as to 64,368 shares of the above reported amount of National City Common Stock.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $4.00 per share ("National City Common Stock"), of National City Corporation ("National City"). National City is a corporation organized under the laws of the State of Delaware and a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). National City's principal executive offices are located at 1900 East Ninth Street, Cleveland, Ohio 44114.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Integra Financial Corporation, a corporation organized under the laws of the Commonwealth of Pennsylvania and a registered bank holding company under the BHC Act, whose principal executive offices are located at Four PPG Place, Pittsburgh, Pennsylvania 15222-5408 ("Integra"), Integra Trust Company, National Association, a wholly-owned subsidiary of Integra and a bank and trust company organized under the laws of the United States whose principal executive offices are located at 300 Fourth Avenue, Pittsburgh, Pennsylvania 15278 ("Integra Trust Company"), and Integra Investment Company, a wholly-owned subsidiary of Integra organized under the laws of the State of Delaware whose principal executive offices are located at Fourth and Wood Street, Pittsburgh, Pennsylvania 15278 ("Integra Investment Company"). Collectively, Integra, Integra Trust Company and Integra Investment Company are sometimes hereinafter referred to as "Reporting Persons."

         The name, business address, principal occupation and citizenship of each director, executive officer and controlling person of Integra is set forth on Schedule A hereto which is incorporated herein by reference.

         The name, business address, principal occupation and citizenship of each director, executive officer and controlling person of Integra Trust Company is set forth on Schedule B hereto which is incorporated herein by reference.

         The name, business address, principal occupation and citizenship of each director, executive officer and controlling person of Integra Investment Company is set forth on Schedule C hereto which is incorporated herein by reference.

         Integra conducts a general commercial and retail banking and trust business through four bank subsidiaries and various bank-related subsidiaries, principally in Western Pennsylvania. Integra Trust Company is a wholly-owned subsidiary of Integra which principally conducts a general trust business in Western Pennsylvania.

        During the last five years, neither Integra, Integra Trust Company nor Integra Investment Company nor, to their knowledge, any of their respective directors, officers or controlling persons, have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, nor have any of such persons been a party to a civil proceeding of a judicial or administrative body during the last five years, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and which judgment, decree or final order was not subsequently adjudicated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Immediately after the execution of the Merger Agreement described below, Integra and National City entered into a Stock Option Agreement dated as of August 27, 1995 (the "Stock Option Agreement") pursuant to which National City granted to Integra an option to purchase up to 8.2% of the outstanding National City Common Stock for $31.625 per share in certain events. The Stock Option Agreement, which is attached hereto as Exhibit B, is described more fully below.

         If Integra were to acquire any shares of National City Common Stock pursuant to the Stock Option Agreement, said acquisition may be funded by working capital, a cash dividend from one or more of Integra's subsidiaries, borrowings under existing or other newly-established lines of credit and other loan facilities (with other financial institutions not yet known), a debt or equity offering of Integra securities, or any combination of the foregoing.

         Integra Trust Company holds shares of National City Common Stock acquired and held solely in a fiduciary capacity.

         Integra Investment Company acquired shares of National City Common Stock as a result of the merger of Ohio Bancorp with and into National City on October 21, 1993. Integra Investment Company had previously acquired shares of the stock of Ohio Bancorp for an aggregate purchase price of $739,288. Integra Investment Company also acquired 27,000 shares of National City 8% Cumulative Convertible Preferred Stock in the public offering of such stock on April 12, 1991 for an aggregate purchase price of $1,350,000.

ITEM 4. PURPOSE OF TRANSACTION.

         Immediately prior to the execution of the Stock Option Agreement, Integra and National City entered into an Agreement and Plan of Merger dated as of August 27, 1995 (the "Merger Agreement"), providing for the merger of Integra with and into National City (the "Merger"). National City will be the surviving corporation in the Merger. Under the terms of the Merger Agreement, each share of Integra common stock outstanding at the effective time of the Merger will be converted into the right to receive two shares of National City common stock ("National City Common Stock"). A copy of the Merger Agreement is included as Exhibit A to this Schedule 13D and is specifically incorporated by reference herein.

         The Stock Option Agreement was granted by National City as a condition and inducement to Integra's willingness to enter into the Merger Agreement. Integra granted a substantially similar stock option, exercisable for 19.9% of the outstanding Integra common stock, to National City as a condition and inducement to National City's willingness to enter into the Merger Agreement.

         Except as contemplated by the Merger Agreement and the Stock Option Agreement and as set forth herein, Integra does not have any current plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional shares of National City Common Stock or the disposition of shares of National City Common Stock;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving National City or any of its Subsidiaries;

         (c) A sale or transfer of a material amount of assets of National City or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of National City, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of National City;

         (f) Any other material change in National City's business or corporate structure;

         (g) Any changes in National City's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of National City by any person; or

         (h)     Any action similar to any of those enumerated above.

         Integra Trust Company holds all of the shares of National City Common Stock reported by it herein as a fiduciary and as such it does not have the right to receive for its own account or the power to direct for its own account the receipt of dividends from, or the proceeds from the sale of, such shares. Such dividends and proceeds are applied and any voting power it exercises with respect to such shares is exercised in accordance with and subject to its fiduciary obligations under law and the instruments pursuant to which it holds such shares as fiduciaries.

         Integra Investment Company acquired shares of National City
Common Stock and National City 8% Cumulative Convertible Preferred Stock for medium- to long-term investment purposes only. It may exercise any and all of its rights as a shareholder of National City. In addition, Integra Investment Company may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of its shares of National City Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The Stock Option Agreement does not permit Integra to purchase any shares of National City Common Stock pursuant thereto unless certain specified conditions to such purchase, contained in the Stock Option Agreement, occur. Upon the occurrence of one or more of such conditions, Integra would be entitled to purchase, at an exercise price of $31.625 per share (subject to adjustment in certain events), 12,098,600 shares of National City Common Stock, representing approximately 8.2% of the shares of National City Common Stock outstanding at July 24, 1995, or approximately 7.59% of the shares of National City Common Stock outstanding as of July 24, 1995, adjusted to reflect the issuance of such 12,098,600 shares.

         Under the Stock Option Agreement, Integra currently does not have the right to acquire any shares of National City Common Stock unless specific conditions are met. Accordingly, Integra does not have sole or shared voting or dispositive power with respect to any shares of National City Common Stock and Integra therefore disclaims beneficial ownership of the National City Common Stock subject to the Stock Option Agreement until the conditions permitting exercise occur. Upon satisfaction of one or more such conditions, Integra would have the right to purchase 12,098,600 shares, subject to adjustment, of National City Common Stock, as to which it would have sole voting power and sole dispositive power.

         As of June 30, 1995, Integra Trust Company may be deemed to own 38,156 shares (0.03%) of National City Common Stock as to which it exercises, solely in a fiduciary capacity, sole voting power with respect to 16,602 shares, shared voting power with respect to 4,304 shares, sole investment power with respect to 4,400 shares and shared investment power with respect to 6,706 shares. Integra may be deemed to beneficially own the shares of National City Common Stock held by Integra Trust Company. However, each of the Reporting Persons disclaims beneficial ownership of the shares of National City Common Stock held by Integra Trust Company, all of which shares are held solely in a fiduciary capacity.

        As of June 30, 1995, Integra Investment Company beneficially owned 44,256 shares (0.03%) of National City Common Stock as to which it exercises sole voting and dispositive power. In addition, as of June 30, 1995, Integra Investment Company beneficially owned 27,000 shares of National City 8% Cumulative Convertible Preferred Stock (the "National City Preferred Stock"), which is convertible at the option of the holder into shares of National City Common Stock, currently at the rate of 2.384 shares of National City Common Stock for every one (1) share of National City Preferred Stock. Assuming the conversion of all National City Preferred Stock held by Integra Investment Company at the current rate of conversion, Integra Investment Company would be the beneficial owner of 108,624 shares (0.07%) of National City Common Stock as to which it would exercise sole voting and dispositive power. Integra Investment Company disclaims beneficial ownership with respect to 64,368 shares of National City Common Stock which it would receive upon conversion of National City Preferred Stock. Integra may be deemed to beneficially own the shares of National City Common Stock held by Integra Investment Company. Integra and Integra Trust Company each disclaim beneficial ownership of the shares of National City Common Stock held by Integra Investment Company.

         The percentages shown in parentheses above are percentages of the outstanding National City Common Stock based on 147,320,360 shares of National City Common Stock reported outstanding as of July 24, 1995.

         To each of the Reporting Person's knowledge, the directors, officers and controlling persons of each of the respective Reporting Persons do not beneficially own any shares of National City Common Stock, except that Robert
A. Paul, a director of Integra, beneficially owns 8,000 shares of National City Common Stock.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, and for the instruments pursuant to which Integra Trust Company holds the shares of National City Common Stock reported herein as fiduciary, none of the Reporting Persons nor any of their directors, officers or controlling persons has any contracts, arrangements, understandings or relationships with respect to any securities of National City.

         MERGER AGREEMENT.

         The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

         The Merger Agreement, dated as of August 27, 1995, provides that as of the effective time of the Merger, each outstanding share of Integra Common Stock, par value $1.00 per share, will be converted into two (2) shares of National City Common Stock, par value $4.00 per share. Cash will be paid in lieu of issuance of certificates for fractional shares. At July 31, 1995, there were 32,892,968 shares of Integra Common Stock outstanding on a fully diluted basis. On August 25, 1995, the last trading day prior to the announcement of the Merger Agreement, National City Common Stock's closing price on the New York Stock Exchange was $31.375 per share.

        The Merger Agreement also provides that after the effective time of the Merger, the Board of Directors of National City shall increase by such number as is necessary to create four (4) vacancies and shall elect four (4) Integra directors to fill such vacancies. The persons elected to the National City Board of Directors shall be mutually agreed upon by Integra and National City.

         Consummation of the Merger is subject to a number of conditions including (i) receipt of approval of the Merger Agreement by shareholders of Integra and National City, (ii) receipt of all required regulatory approvals,

(iii) receipt of an opinion of counsel to the effect that, among other things, the Merger qualifies as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of Integra will not recognize any gain or loss for Federal income tax purposes upon the exchange of the Integra Common Stock solely for National City Common Stock in the Merger, (iv) receipt of an opinion from National City's independent accountants to the effect that the Merger qualifies for pooling-of-interest accounting treatment, and (v) the effectiveness of the Registration Statement relating to the National City Common Stock issued in the Merger. None of the required regulatory approvals has yet been obtained.

         Under the Merger Agreement, Integra agrees, among other things, to operate its business in the ordinary course and to use its commercially reasonable efforts to preserve intact its business organization. Further, Integra agrees that prior to the effective time of the Merger, it will not, without the consent of National City, among other things: (i) pay dividends on Integra Common Stock other than regular quarterly dividends in an amount not to exceed .50c. per share per quarter; (ii) issue or sell any share of capital stock or any other securities; (iii) amend its articles of incorporation or bylaws; (iv) take any action which would disqualify the Merger as a "pooling of interests" for accounting purposes; or (v) solicit or initiate any proposals relating to any acquisition of Integra assets or any merger or consolidation of a third party with Integra. Subject to any restrictions imposed by applicable law, the Merger Agreement requires Integra to use its best efforts to purchase in the open market an equivalent number of shares of Integra Common Stock as are issued in connection with outstanding Integra stock options which are exercised between the date of the Merger Agreement and the closing date of the Merger. Under the Merger Agreement, National City agrees to certain restrictions on the conduct of its business prior to the effective time of the Merger.



         OPTION AGREEMENT.

         The following summary of certain provisions of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached as Exhibit B hereto and is incorporated by reference herein.

         The Stock Option Agreement provides for the purchase by Integra of up to 12,098,600 shares, subject to certain adjustment in certain events, of National City Common Stock (the "National City Option Shares") at an exercise price, subject to adjustment in certain events, of $31.625 per share, payable in cash. The National City Option Shares, if issued pursuant to the Stock Option Agreement, would represent approximately 8.2% of the National City Common Stock issued and outstanding, without giving effect to the issuance of any shares pursuant to an exercise of the option provided under the Stock Option Agreement (the "National City Option").

         The number of shares of National City Common Stock subject to the National City Option will be increased to the extent that National City issues additional shares of National City Common Stock (otherwise than pursuant to an exercise of the National City Option) such that the number of National City Option Shares continues to equal 8.2% of the National City Common Stock then issued and outstanding, without giving effect to the issuance of shares pursuant to an exercise of the National City Option. The price per share at which the National City option Shares may be purchased pursuant to the National City Option will be adjusted in the event that National City issues or agrees to issue any shares of National City Common Stock (other than as permitted under the Agreement) at a price less than $31.625 per share (as such price may be adjusted pursuant to the National City Option) to equal such lower price per share. The number of shares of National City Common Stock subject to the National City Option, and the applicable exercise price per National City Option Share, also will be appropriately adjusted in the event of any stock dividend, split-up, merger, recapitalization, combination, subdivision, conversion, exchange of shares, or similar event relating to National City.

         Integra or any other holder or holders of National City Options (collectively, the "Holder") may exercise the National City Option, in whole or in part, subject to regulatory approval, at any time within 30 days (subject to extension as provided in the National City Option) after both an "Initial Triggering Event" and a "Subsequent

Triggering Event" occur prior to termination of the National City Option. The term "Initial Triggering Event" is defined as the occurrence of any of the following events:

                 (i) National City or any National City subsidiary, without Integra's prior written consent, enters into an agreement with any person or group (other than Integra or any Integra subsidiary) to engage in, or National City's Board of Directors recommends that the National City shareholders approve or accept (other than as contemplated by the Merger Agreement), any (x) merger or consolidation, or similar transaction, involving National City or any significant National City subsidiary, (y) purchase, lease, or other acquisition of all or substantially all of the assets of National City or any significant National City subsidiary, or (z) purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 30% or more of the voting power of National City or any significant National City subsidiary (each of the transactions described in the preceding clauses (x)-(z) herein is referred to as an "Acquisition Transaction");

         (ii) any person or group (other than Integra, any Integra subsidiary acquires beneficial ownership or the right to acquire beneficial ownership of 30% or more of the outstanding shares of National City Common Stock.

         "Subsequent Triggering Event" is defined as either (A) the acquisition by any person or group of beneficial ownership of 40% or more of the then outstanding National City Common Stock, or (B) the occurrence of the Initial Triggering Event described in clause (i) above, except that the percentage reference in subclause (z) thereof shall be 40%.

         Within thirty (30) days (subject to extension as provided in the National City Option) after a Subsequent Triggering Event prior to the termination of the National City Option, Integra (on behalf of itself or any subsequent Holder) may demand that the National City Option and the related National City Option Shares be registered under the Securities Act of 1933, as amended (the "Securities Act"). Upon such demand, National City must effect such registration promptly, subject to certain exceptions. Integra is entitled to two such registrations.

         The National City Option terminates (i) immediately prior to the Effective Time, (ii) upon termination of the Merger Agreement in accordance with the terms thereof (other than a termination resulting from a willful breach by National City of any provision of the Merger Agreement) prior to the occurrence of an Initial Triggering Event, or (iii) twelve (12) months after termination of the Merger Agreement following the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event occurs after or continues beyond such termination, the National City Option will terminate twelve (12) months from the expiration of the last Initial Triggering Event to expire, but in no event more than eighteen (18) months after such termination).

         Within thirty (30) days (subject to extension as provided in the National City Option) after a Subsequent Triggering Event and prior to termination of the National City Option, subject to regulatory approval, National City is required (i) at the request of the Holder, to repurchase the National City Option from the Holder at a price ("National City Option Repurchase Price") equal to the amount by which (x) the "market/offer price" (as hereinafter defined) exceeds (y) the then applicable National City option exercise price, multiplied by the number of shares for which the National City Option may then be exercised; and (ii) at the request of the owner of National City Option Shares from time to time (the "Owner") to repurchase such number of National City Option Shares from the Owner as the owner designates at a price per share (the "National City Option Share Repurchase Price) equal to the "market/offer price." In either case, the National City Option Repurchase Price or National City Option Share Repurchase Price also would include Integra's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including legal, accounting, and investment banking fees ("Out-of-Pocket Expenses"). "Market/offer price" means the highest of (A) the price per share of National City Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of National City Common Stock to be paid by any third party pursuant to an agreement with National City, (C) the highest closing price for shares of National City Common Stock within the thirty-day period immediately preceding the date the Holder gives notice of the required repurchase of the National City Option or the owner gives notice of the required repurchase of National City Option Shares, as the case may be, and (D) in the event of the sale of all or substantially all of National City's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of National City divided by the number of shares of National City Common Stock then outstanding.

         In the event that prior to termination of the National City Option, National City enters into an agreement (i) to consolidate with or merge into any entity other than Integra or one of its subsidiaries and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any entity other than Integra or one of its subsidiaries to merge into National City with National City as the continuing or surviving corporation, but in connection therewith the then outstanding shares of National City Common Stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of National City Common Stock after such merger represents less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its assets to any entity other than Integra or one of its subsidiaries, then the National City Option will be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at the Holder's option, either the continuing or surviving corporation of a merger or a consolidation, the transferee of all or substantially all of National City's assets, or the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the National City Option. To the extent possible, the Substitute Option will contain other terms and conditions that are the same as those in the National City Option.

         Subject to regulatory approval, the issuer of a Substitute Option will be required to repurchase such option at the request of the holder thereof and to repurchase any shares of such issuer's common stock ("Substitute Common Stock") issued upon exercise of a Substitute Option ("Substitute Shares") at the request of the owner thereof. The repurchase price for a Substitute option will equal the amount by which (A) the "Highest Closing Price" (as defined below) exceeds (B) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may be exercised, plus Integra's Out-of-Pocket Expenses. The repurchase price for Substitute Shares shall equal the "Highest Closing Price" multiplied by the number of Substitute Shares to be repurchased, plus Integra's Out-of-Pocket Expenses. As used herein, "Highest Closing Price" means the highest closing price for shares of Substitute Common Stock within the thirty-day period immediately preceding the date the holder gives notice of the required repurchase of the Substitute Option or the owner gives notice of the required repurchase of Substitute Shares, as the case may be.

         Neither National City nor Integra may assign any of its respective rights and obligations under the National City Option to any other person without the other party's written consent, except that if a Subsequent Triggering Event occurs prior to termination of the National City Option, within thirty (30) days thereafter (subject to extension as provided in the National City Option), Integra, subject to the National City Option, may assign in whole or in part its rights and obligations thereunder. In addition, until thirty (30) days after the Federal Reserve Board approves an application by Integra to acquire the National City Option Shares, Integra may not assign its rights under the National City Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of National City, (iii) an assignment to a single party for the purpose of conducting a widely dispersed public distribution on Integra's behalf, or (iv) any other manner approved by the Federal Reserve Board.

         The rights and obligations of National City and Integra under the National City Option are subject to receipt of any required regulatory approvals. Without the prior approval of the Federal Reserve Board, Integra may not acquire more than 5% of the outstanding National City Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger dated as of August 27, 1995 by and between National City Corporation and Integra Financial Corporation.

         2. Stock Option Agreement dated as of August 27, 1995 by and between Integra Financial Corporation and National City Corporation.

                                 EXHIBIT INDEX

     Exhibit                                                Description
     -------                                                -----------
        A        Agreement and Plan of Merger dated as of August 27, 1995, by and between National City Corporation and Integra Financial Corporation

        B Stock Option Agreement dated as of August 27, 1995, by and between Integra Financial Corporation and National City
                 Corporation

                                   Signature


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement regarding the undersigned is true, complete and correct.


                                          INTEGRA FINANCIAL CORPORATION


Date:  September 5, 1995                  By:/s/ ROBERT H. STEVENSON
                                             ------------------------------
                                                  Robert H. Stevenson
                                                  Senior Vice President and
                                                  General Counsel

                                   Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement regarding the undersigned is true, complete and correct.

                                           INTEGRA TRUST COMPANY


Date:  September 5, 1995                    By:/s/ STEPHEN G. HARTLE
                                              --------------------------
                                                   Stephen G. Hartle
                                                   President

                                  SIGNATURE


    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement regarding the undersigned is true, complete and correct.


                                   INTEGRA INVESTMENT COMPANY

Date: September 5, 1995            By: /s/ CHARLES R. SKILLINGTON
                                       -------------------------------
                                           Charles R. Skillington
                                           President

                                   Schedule A

                         Integra Financial Corporation
                                 Four PPG Place
                      Pittsburgh, Pennsylvania 15222-5408


         The names of the Directors and the names and titles of the Executive Officers of Integra Financial Corporation and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Integra Financial Corporation, Four PPG Place, Pittsburgh, Pennsylvania 15222-5408. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Integra Financial Corporation, and each individual is a citizen of the United States.

         Name and Business Address                          Present Principal Occupation
         -------------------------                          ----------------------------
         William F. Roemer                                  Chairman and Chief
                                                              Executive Officer

         Leonard M. Carroll                                 President and Chief Operating Officer

         John R. Echement*                                  Vice Chairman


         Charles R. Skillington*                            Vice Chairman and Treasurer

         Thomas W. Golonski*                                Executive Vice President,
                                                              Commercial Banking

         William J. Burt*                                   Senior Vice President, Bank Administration

         Gary W. Deschamps*                                 Senior Vice President, Operations & Data Processing

         Richard B. Mahany*                                 Senior Vice President, Investments

         Paul N. Smocer*                                    Senior Vice President and Chief Auditor

         Robert H. Stevenson*                               Senior Vice President and General Counsel

         Gary E. Wolbert*                                   Senior Vice President and Chief Financial Officer

         Mary A. York*                                      Senior Vice President, Human Resources

         James S. Beckwith, III                             Chairman of the Board
         P.O. Box 8718                                      Beckwith Machinery Company
         Pittsburgh, PA 15221

__________________________________

* Not a Director. All other persons named are Directors of Integra Financial Corporation.

         Name and Business Address                          Present Principal Occupation
         -------------------------                          ----------------------------
         James S. Broadhurst                                Chairman and Chief Executive
         100 Park Manor Drive                                 Officer
         Pittsburgh, PA 15205                               Eat 'N Park Restaurants

         Carl D. Doverspike                                 Partner
         750 East Sample Road                               J. C. Enterprises
         Pompano Beach, FL 33064

         James E. Feeney                                    Senior Vice President
         Wheatland, PA 16161                                Wheatland Tube Company

         William A. Freeman                                 President
         One Zurn Place                                     Zurn Industries, Inc.
         Erie, PA 16505

         Walter J. Greenleaf, Jr.                           Chairman and Chief Executive
         One Greenleaf Drive                                  Officer
         P.O. Box 1040                                      Greenleaf Corporation
         Saegertown, PA 16433

         Stanley R. Gumberg                                 Chairman
         1051 Brinton Road                                  J. J. Gumberg Company
         Pittsburgh, PA 15221

         F. William Hirt                                    Chairman
         100 Erie Insurance Place                           Erie Insurance Group
         Erie, PA 16530

         John G. Koedel, Jr.                                Vice Chairman
         One Front Street                                   National Forge Company
         Irvine, PA 16329

         Robert F. Patton                                   Chairman
         293 Dixon Avenue                                   Bank Consulting Associates
         Pittsburgh, PA 15216

         Robert A. Paul                                     President and Chief
         600 Grant Street                                   Executive Officer
         Suite 4600                                         Ampco-Pittsburgh Corporation
         Pittsburgh, PA 15219

         Michael A. Schuler                                 Chairman, President and Chief
         33 Barbour Street                                    Executive Officer
         Bradford, PA 16701                                 Zippo Manufacturing Company

         Henry B. Suhr, Jr.                                 Retired President
         P.O. Box 416                                       Red Valley Oil Company
         Oil City, PA 16301

         Robert K. Wagner                                   Chairman and Chief Executive
         436 Seventh Avenue                                   Officer
         Pittsburgh, PA 15219-1800                          Koppers Industries, Inc.

         Phillips Wiegand                                   President and Chief Executive
         205 N. Main Street                                   Officer
         Butler, PA 16001                                   T.W. Phillips Gas and Oil Company

         Margot B. Woodwell                                 Executive Producer/Community Outreach
         4802 Fifth Avenue                                  QED Communications
         Pittsburgh, PA 15213

                                   Schedule B

                   Integra Trust Company, National Association
                         Fourth Avenue and Wood Street
                         Pittsburgh, Pennsylvania 15278


        The names of the Directors and the names and titles of the Executive Officers of Integra Trust Company, National Association and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Integra Trust Company National Association, Fourth Avenue and Wood Street, Pittsburgh, Pennsylvania 15278. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Integra Trust Company National Association, and each individual is a citizen of the United States.

Name and Business Address                   Present Principal Occupation
- -------------------------                   ----------------------------
Dr. JoAnne W. Boyle                         President
Seton Hill Drive                            Seton Hill College
Greensburg, PA 15601

John R. Echement                            Chairman, Integra Trust Company,
Four PPG Place                               National Association
Pittsburgh, PA 15222-5408

Dr. Karen Wolk Feinstein                    President
Centre City Tower                           Jewish Healthcare Foundation
Suite 2550
650 Smithfield Street
Pittsburgh, PA 15222

Dr. Peter Gabriel                           Director/Diagnostic Imaging
500 W. Berkeley Street                      Uniontown Hospital Association
Uniontown, PA 15401

Dr. Thomas Gardner                          Private Investor
P.0. Box 1335
Ponte Vedra Beach, FL 32004

Stephen G. Hartle                           President, Integra Trust Company,
Four PPG Place                               National Association
Pittsburgh, PA 15222-5408

Richard E. Knapp                            Retired Chairman
                                            Landmark Savings Association

Anthony J. Molinero*                        Executive Vice President,
                                            Integra Trust Company,
                                             National Association

Arvid R. Nelson, Jr.                        Mayor of the
City Hall                                   City of Bradford, Pennsylvania
14 Kennedy Street
Bradford, PA 16701

Douglas W. Sherratt*                        Executive Vice President,
                                            Integra Trust Company,
                                             National Association

* Not a Director.  All other persons named are Directors of Integra Trust Company, National Association.


Name and Business Address                   Present Principal Occupation
- -------------------------                   ----------------------------
Evans Rose, Jr.                              Director
2900 CNG Tower                               Cohen & Grigsby, P.C.
625 Liberty Avenue
Pittsburgh, PA

Eugene L. Strosser                           Retired President
                                             The Washington Hospital

Richard L. Werner                            Chairman, President and CEO
93 Werner Road                               Werner Co.
Greenville, PA 16125-9499

Alfred W. Wishart, Jr.                       President and Chief Executive Officer
One PPG Place                                The Pittsburgh Foundation
30th Floor
Pittsburgh, PA 15222-5401

                                  SCHEDULE C

                          Integra Investment Company
                        Fourth Avenue and Wood Street
                        Pittsburgh, Pennsylvania 15278


  The names of the Directors and the names and titles of the Executive Officers of Integra Investment Company and their business addresses and present principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Integra Investment Company, Fourth Avenue and Wood Street, Pittsburgh, Pennsylvania. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Integra Investment Company, and each individual is a citizen of the United States.


     Name and Business Address               Present Principal Occupation
     -------------------------               ----------------------------
     Richard B. Mahany                       Vice President, Secretary

     William F. Roemer                       Chairman and Chief
     Four PPG Place                           Executive Officer
     Pittsburgh, PA 15222-5408               Integra Financial Corporation

     Charles R. Skillington                  President
     Four PPG Place
     Pittsburgh, PA 15222-5408

     George P. Warren, Jr.                   Vice President, Assistant
     P.O. Box 7048                            Secretary
     Wilmington, DE 19803

                                  EXHIBIT A

                         AGREEMENT AND PLAN OF MERGER
                         ----------------------------

                                by and between


                          NATIONAL CITY CORPORATION,

                                     and


                        INTEGRA FINANCIAL CORPORATION

                         dated as of August 27, 1995

                               TABLE OF CONTENTS
                               -----------------

                                                                                                  PAGE
                                                                                                  ----
I.  THE MERGER

      1.1  Merger                                                                                1
      1.2  Effective Time                                                                        1
      1.3  Effect of Merger                                                                      2
      1.4  Certificate of Incorporation and By-laws                                              2
      1.5  Directors and Officers                                                                2
       (a)  Surviving Corporation                                                                2
       (b)  NCC                                                                                  2
      1.6  Additional Actions                                                                    2

II.  CONVERSION OF SHARES

      2.1  Conversion of Shares                                                                  3
      2.2  Assumption of Employee Stock Options                                                  4
      2.3  Exchange of Certificates
       (a)  Exchange Agent                                                                       5
       (b)  Notice of Exchange                                                                   5
       (c)  Transfer                                                                             5
       (d)  Right to Merger Consideration                                                        6
       (e)  Distribution with Respect to Unexchanged
            Certificates                                                                         6
       (f)  Voting With Respect to Unexchanged Certificates                                      7
       (g)  No Fractional Shares                                                                 7
      2.4  Closing of the Company's Transfer Books                                               7
      2.5  Changes in NCC Common Stock                                                           7

III.  REPRESENTATIONS AND WARRANTIES OF NCC

      3.1  Corporate Organization                                                                8
      3.2  Authority                                                                             8
      3.3  Capitalization                                                                        8
      3.4  Subsidiaries                                                                          9
      3.5  Information in Disclosure Documents,
           Registration Statement, Etc.                                                         10
      3.6  Consents and Approvals; No Violation                                                 11
      3.7  Reports and Financial Statements                                                     12
      3.8 Taxes                                                                                 12
      3.9  Employee Plans                                                                       13
      3.10  Material Contracts                                                                  14


                                                                                              PAGE
                                                                                              ----
      3.11  Absence of Certain Changes or Events                                                15
      3.12  Litigation                                                                          15
      3.13  Compliance with Laws and Orders                                                     15
      3.14  Agreements with Bank Regulators, Etc.                                               15
      3.15  NCC Ownership of Stock                                                              16
      3.16  Accounting Matters                                                                  16
      3.17  Fees                                                                                16
      3.18  NCC and Acquisition Action                                                          16
      3.19  Vote Required                                                                       16
      3.20  Material Interests of Certain Persons                                               17
      3.21  Environmental Matters                                                               17

IV.  REPRESENTATIONS AND WARRANTIES OF IFC

      4.1  Corporate Organization                                                               19
      4.2  Authority                                                                            19
      4.3  Capitalization                                                                       20
      4.4  Subsidiaries                                                                         20
      4.5  Information in Disclosure Documents,
           Registration Statement, Etc.                                                         21
      4.6  Consent and Approvals; No Violation                                                  21
      4.7  Reports and Financial Statements                                                     22
      4.8  Taxes                                                                                22
      4.9  Employee Plans                                                                       23
      4.10  Material Contracts                                                                  24
      4.11  Absence of Certain Changes or Events                                                25
      4.12  Litigation                                                                          25
      4.13  Compliance with Laws and Orders                                                     25
      4.14  Agreements with Bank Regulators, Etc.                                               26
      4.15  Accounting Matters                                                                  26
      4.16  Fees                                                                                26
      4.17  Company Action                                                                      26
      4.18  Vote Required                                                                       27
      4.19  Material Interests of Certain Persons                                               27
      4.20  Environmental Matters                                                               27

                                                                                              PAGE
                                                                                              ----
V.  COVENANTS

      5.1  Acquisition Proposals                                                                27
      5.2  Interim Operations of IFC                                                            28
       (a)  Conduct of Business                                                                 28
       (b)  Articles and By-laws                                                                28
       (c)  Capital Stock                                                                       28
       (d)  Dividends                                                                           29
       (e)  Employee Plans, Compensation, Etc.                                                  29
       (f)  Certain Policies                                                                    30
      5.3  Interim Operations of NCC                                                            30
      5.4  Employee Matters                                                                     30
       (a)  Benefit Agreements                                                                  30
       (b)  Retirement Plans                                                                    30
       (c)  General                                                                             30
      5.5  Access and Information                                                               31
      5.6  Certain Filings, Consents and Arrangements                                           31
      5.7  State Takeover Statutes                                                              32
      5.8  Indemnification and Insurance                                                        32
           (a)  Indemnification                                                                 32
           (b)  Insurance                                                                       32
      5.9  Additional Agreements                                                                32
      5.10  Publicity                                                                           33
      5.11  Registration Statement                                                              33
      5.12  Securities Act; Pooling-of-Interests                                                33
      5.13  Stock Exchange Listings                                                             34
      5.14  Proxy                                                                               34
      5.15  Stockholders' Meetings                                                              35
      5.16  Pooling-of-Interests and Tax-Free Reorganization Treatment                          35
      5.17  Provision of Shares                                                                 35

VI.  CLOSING MATTERS

      6.1  The Closing                                                                          35
      6.2  Documents and Certificates                                                           36

VII.  CONDITIONS

      7.1  Conditions to Each Party's Obligations to Effect the Merger                          37
      7.2  Conditions to Obligation of IFC to Effect the Merger                                 38
      7.3  Conditions to Obligation of NCC to Effect the
           Merger                                                                               38

                                                                                               PAGE
                                                                                               ----
VIII.  MISCELLANEOUS

      8.1  Termination                                                                          39
      8.2  Non-Survival of Representations, Warranties and
           Agreements                                                                           39
      8.3  Waiver and Amendment                                                                 40
      8.4  Entire Agreement                                                                     40
      8.5  Applicable Law; Consent to Jurisdiction                                              40
      8.6  Certain Definitions; Headlines                                                       40
      8.7  Notices                                                                              41
      8.8  Counterparts                                                                         43
      8.9  Parties in Interest; Assignment                                                      43
      8.10  Expenses                                                                            43
      8.11  Enforcement of the Agreement                                                        44
      8.12  Severability                                                                        44
      Signatures                                                                                44
      Index to Definitions                                                                       i

                              INDEX TO DEFINITIONS

DEFINITIONS                                                                               SECTIONS
- -----------                                                                               --------
Acquisition Transaction                                                             Section 5.1
Affiliate                                                                           Section 5.12
Agreement                                                                           Introduction
Articles of Merger                                                                  Section 1.2
BCL                                                                                 Section 1.1
BHCA                                                                                Section 3.1
Benefit Agreements                                                                  Section 3.10
Certificate                                                                         Section 2.3(a)
Closing                                                                             Section 6.1
Closing Date                                                                        Section 6.1
Code                                                                                Introduction
Commission                                                                          Section 3.5
Consents                                                                            Section 7.1(c)
Constituent Corporations                                                            Section 1.2
Control                                                                             Section 8.6(ii)
Certificate of Merger                                                               Section 1.2
DGCL                                                                                Section 1.1

DPC Shares                                                                          Section 2.1(a)
ERISA                                                                               Section 3.9
Effective Time                                                                      Section 1.3
Environmental Law                                                                   Section 3.21
Exchange Act                                                                        Section 3.5
Exchange Agent                                                                      Section 2.3(a)
FRB                                                                                 Section 3.6
Fed Approval Date                                                                   Section 8.6
Governmental Entity                                                                 Section 3.6
HSR Act                                                                             Section 3.6
Hazardous Substance                                                                 Section 3.21
IRS                                                                                 Section 3.9
Indemnitees                                                                         Section 5.8
Loan Portfolio Properties and Other Properties Owned                                Section 3.21
IFC                                                                                 Introduction
IFC Common Stock                                                                    Section 2.1(a)
IFC Contracts                                                                       Section 4.10
IFC Disclosure Letter                                                               Section 4.3
IFC Employee Plans                                                                  Section 4.9
IFC Meeting                                                                         Section 5.15(a)
IFC Option Plans                                                                    Section 2.2
IFC Reports                                                                         Section 4.7
IFC Retirement Plan                                                                 Section 5.4(b)



DEFINITIONS                                                                               SECTIONS
- -----------                                                                               --------
IFC Subsidiaries                                                                    Section 4.4
Market Price                                                                        Section 2.3(g)
Material Adverse Effect                                                             Section 3.1
Merger                                                                              Section 1.1
Merger Consideration                                                                Section 2.1(a)
NCC                                                                                 Introduction
NCC Common Stock                                                                    Section 2.1(a)
NCC Contracts                                                                       Section 3.10
NCC Disclosure Letter                                                               Section 1.4
NCC Employee Plans                                                                  Section 3.9
NCC Meeting                                                                         Section 5.15
NCC Preferred Stock                                                                 Section 3.3
NCC Reports                                                                         Section 3.7
NCC Retirement Plan                                                                 Section 5.4(b)
Option Agreement                                                                    Section 4.3
PBGC                                                                                Section 3.9
Person                                                                              Section 8.6
Plan of Merger                                                                      Section 1.2
Pooling-of-Interests                                                                Introduction
Proxy Statement                                                                     Section 3.5
Registration Statement                                                              Section 3.5
SBIA                                                                                Section 3.6
Securities Act                                                                      Section 3.5
Significant Subsidiaries                                                            Section 3.4
State Entities                                                                      Section 3.6
Subsidiary                                                                          Section 8.6
Surviving Corporation                                                               Section 1.3
Trust Account Shares                                                                Section 2.1(a)
Unexercised Options                                                                 Section 2.2

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER, dated as of August 27, 1995 ("Agreement"), is made by and between National City Corporation, a Delaware corporation ("NCC") and Integra Financial Corporation, a Pennsylvania corporation ("IFC").

         WHEREAS, NCC and IFC have each determined that it is in the best interests of their respective stockholders for IFC to merge with and into NCC upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, the respective Boards of Directors of NCC and IFC have each approved this Agreement and the consummation of the transactions contemplated hereby and approved the execution and delivery of this Agreement;

         WHEREAS, for Federal income tax purposes, it is intended that the merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

         WHEREAS, for accounting purposes, it is intended that the merger shall be accounted for as a "pooling-of-interests"; and

         WHEREAS, as a condition to, and contemporaneously with the execution of this Agreement, the parties have entered into the Option Agreement (as hereinafter defined);

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, the parties hereto hereby agree as follows:

                                 I.  THE MERGER
                                     ----------
         1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), IFC will be merged with and into NCC and the separate corporate existence of the IFC will thereupon cease (the "Merger") in accordance with the applicable provisions of the Pennsylvania Business Corporation Law ("BCL") and the Delaware General Corporation Law ("DGCL").

         1.2   EFFECTIVE  TIME.   As soon  as  practicable after  satisfaction
or waiver of all conditions to the Merger, NCC and IFC (the "Constituent Corporations") shall cause a certificate of merger complying with the requirements of the DGCL (the " Certificate of Merger") to be filed with the Secretary of State of the State of Delaware and the Articles of Merger to be filed with the

Secretary of State of the Commonwealth of Pennsylvania ("Articles of Merger") pursuant to the BCL. The Merger will become effective at the time the later of the following to occur: (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (b) the filing of the Articles of Merger with Secretary of State of the Commonwealth of Pennsylvania or such later time as shall be specified in such filings ("Effective Time").

         1.3 EFFECT OF MERGER. The Merger will have the effects specified in BCL and DGCL. Without limiting the generality of the foregoing, NCC will be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware, and the separate corporate existence of NCC and all of its rights, privileges, powers and franchises, public as well as private, and all its debts, liabilities and duties as a corporation organized under the DGCL, will continue unaffected by the Merger.

         1.4 CERTIFICATE OF INCORPORATION AND BY-LAWS. The Certificate of Incorporation and By-laws of NCC in effect immediately prior to the Effective Time, which shall be in the form set forth in a disclosure letter executed by NCC and dated and delivered by NCC to IFC as of the date hereof ("NCC Disclosure Letter"), shall be the Certificate of Incorporation and By-laws of the Surviving Corporation, until amended in accordance with applicable law.

         1.5  DIRECTORS AND OFFICERS.

                (a) SURVIVING CORPORATION. The directors and officers of NCC immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation, from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Surviving Corporation's Certificate of Incorporation and By-laws and the DGCL.

                (b)  NCC.   Promptly after the Effective Time, in accordance
         with the Bylaws of NCC, the Board of Directors of NCC shall increase its size to such number as is necessary to create 4 vacancies and shall elect 4 IFC directors to fill such vacancies. The identity of the IFC directors to be elected to NCC's Board of Directors shall be mutually agreed upon by IFC and NCC prior to the Effective
         Time.

         1.6   ADDITIONAL ACTIONS.   If, at any time  after the Effective Time,
the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of IFC, or (ii) otherwise carry out the purposes of this Agreement, IFC and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (i) vest, perfect or conform, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of IFC or (ii) otherwise carry out the purposes of this Agreement, IFC and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of IFC or otherwise to take any and all such action.

                           II.  CONVERSION OF SHARES
                                --------------------
         2.1  CONVERSION OF SHARES.  Subject to Section 2.3, at the Effective
Time,

                (a) each then-outstanding share of common stock, par value $1.00 per share, of IFC ("IFC Common Stock") not owned by NCC or any direct or indirect wholly-owned subsidiary of NCC (except for any such shares of IFC Common Stock held in trust accounts, managed accounts or in any similar manner as trustee or in a fiduciary capacity ("Trust Account Shares") or acquired in satisfaction of debts previously contracted ("DPC Shares")) other than those shares of IFC Common Stock held in the treasury of the IFC, will be canceled, retired and converted into two shares of common stock, par value $4.00 per share, of NCC ("NCC Common Stock"). The number of shares of NCC Common Stock that each share of IFC Common Stock will be converted into is sometimes referred to herein as the "Merger Consideration";

                (b) each then-outstanding share of IFC Common Stock owned by NCC or any direct or indirect wholly-owned subsidiary of NCC (except for any shares that are Trust Account Shares or DPC Shares) will be canceled and retired;

                (c) each share of IFC Common Stock issued and held in IFC's treasury will be canceled and retired; and

                (d) each share of common stock, par value $4.00 per share, of NCC issued and outstanding immediately prior to the Effective Time shall continue to be an issued and outstanding share of common stock, par value $4.00 per share, of the Surviving Corporation from and after the Effective Time.

         2.2  ASSUMPTION  OF EMPLOYEE AND DIRECTOR STOCK OPTIONS.   Except as
expressly provided in this Section 2.2, all rights under any stock option granted by IFC or its predecessors pursuant to Integra Management Incentive Plan, Integra Employee Stock Option Plan, Equimark's 1986 Stock Option Plan, (Equimark's)1987 Performance Stock Option Plan, (Equimark's) 1987 Non-Qualified Stock Option Plan the Equimark Executive Officer Non-Qualified Stock Option Plan Union National Corporation Employee Stock Option Plan and Pennbancorp Employee Stock Option Plan, (collectively, the "IFC Option Plans") that remains unexercised immediately prior to the Effective Time ("Unexercised Options") shall be assumed by NCC, but shall thereafter represent the right to acquire that number of shares of NCC Common Stock to which the optionee would have been entitled pursuant to the conversion ratio provided for in Section 2.1(a) ("Conversion Ratio") if immediately prior to the Merger the optionee had fully exercised the option and had been a
shareholder of record of IFC.   The option price per share of NCC Common Stock
shall  be equal  to the exercise price per  share of the IFC Common Stock under each option divided by the Conversion Ratio necessary to assure that the rights and benefits of the optionee under such option shall not be increased or decreased by reason of this Section 2.2, and, in addition, each option which is an incentive stock option shall be adjusted as required by section 424 of the Internal Revenue Code of 1986 (the "Code"), and the regulations promulgated thereunder so as not to constitute a modification, extension or renewal of the option within the meaning of section 424(h) of the Code. On or before the Effective Time NCC shall file, and maintain the effectiveness of, a registration statement with the Securities and Exchange Commission covering the Unexercised Options and the sale of the NCC Common Stock issued
upon exercise  of Unexercised Options.   At the Effective  Time all IFC  Option
Plans shall be  terminated with respect  to the granting  of any additional
options or option rights.   The duration and  other terms of the  options shall
be the same as the original IFC options, except that reference to IFC shall be deemed to be references to NCC.

         2.3  EXCHANGE OF CERTIFICATES.

                (a)   EXCHANGE AGENT.   Prior  to the  Effective Time,  NCC
         shall designate National City Bank to act as exchange agent (the "Exchange Agent") and Integra Trust Company National Association to act as forwarding agent in connection with the Merger pursuant to an exchange agent agreement providing for, among other things, the matters set forth in this Section 2.3. Except as set forth herein, from and after the Effective Time each holder of a certificate that immediately prior to the Effective Time represented outstanding shares of IFC Common Stock ("Certificate") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, the Merger Consideration for each share of IFC Common Stock so represented by the Certificate surrendered by such holder thereof.
         The certificates representing shares of NCC Common Stock which constitute the Merger Consideration shall be properly issued and countersigned and executed and authenticated, as appropriate.

                (b) NOTICE OF EXCHANGE. Promptly after the Effective Time, NCC and the Surviving Corporation shall cause the Exchange Agent to mail and/or make available to each record holder of a Certificate a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon proper delivery of the Certificate to the Exchange Agent or its forwarding agent) advising such holder of the effectiveness of the Merger and the procedures to be used in effecting the surrender of the Certificate for exchange therefor. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereon, and such other documents as may reasonably be requested, the Exchange Agent shall promptly deliver to the person entitled thereto the appropriate Merger Consideration for each share of IFC Common Stock so represented by the Certificate surrendered by such holder thereof, and such Certificate shall forthwith be canceled.

                (c) TRANSFER. If delivery of all or part of the Merger Consideration is to be made to a person other than the person in whose name a surrendered Certificate is registered, it shall be a condition to such delivery or exchange that the Certificate surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such delivery or exchange shall have paid any transfer and other taxes required by reason of such delivery or exchange in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of the Exchange Agent that such tax either has been paid or is not payable.

                (d) RIGHT TO MERGER CONSIDERATION. Subject to Subsection 2.3(e), until surrendered and exchanged in accordance with this
         Section 2.3, each Certificate shall, after the Effective Time, represent solely the right to receive the Merger Consideration, multiplied by the number of shares of IFC Common Stock evidenced by such Certificate, together with any dividends or other distributions as provided in Sections 2.3(e) and 2.3(f), and shall have no other rights. From and after the Effective Time, NCC and Surviving Corporation shall be entitled to treat such Certificates that have not yet been surrendered for exchange as evidencing the ownership of the aggregate Merger Consideration into which the shares of IFC Common Stock represented by such Certificates may be converted, notwithstanding any failure to surrender such Certificates. One hundred eighty (180) days following the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation any shares of NCC Common Stock and funds (including any interest received with respect thereto) which NCC has made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the shares of NCC Common Stock and cash in lieu of fractional shares deliverable or payable upon due surrender of their Certificates. Neither Exchange Agent nor any party hereto shall be liable to any holder of shares of IFC Common Stock for any Merger Consideration (or dividends, distributions or interest with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                (e) DISTRIBUTION WITH RESPECT TO UNEXCHANGED CERTIFICATES. Whenever a dividend or other distribution is declared by NCC on the NCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, provided that no dividends or other distributions declared or made with respect to NCC Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the share of NCC Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. The Surviving Corporation shall pay any dividends or make any other distributions with a record date prior to the

         Effective Time which may have been declared or made by the IFC on IFC Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

                (f) LOST OR DESTROYED EXCHANGED CERTIFICATES. In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to the Exchange Agent, the Merger Consideration, as may be required pursuant to this Agreement; provided, however, that the Exchange Agent may, in its sole discretion and as a condition precedent to the delivery of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against IFC, NCC or the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

                (g) VOTING WITH RESPECT TO UNEXCHANGED CERTIFICATES. Holders of unsurrendered Certificates will not be entitled to vote at any meeting of NCC stockholders.

                (h) NO FRACTIONAL SHARES. No certificates or scrip representing fractional shares of NCC Common Stock shall be issued upon the surrender for exchange of a Certificate or Certificates.
         No dividends or distributions of NCC shall be payable on or with respect to any fractional share and any such fractional share interest will not entitle the owner thereof to vote or to any rights of stockholders of NCC. In lieu of any such fractional shares, holders of Certificates otherwise entitled to fractional shares shall be entitled to receive promptly from the Exchange Agent a cash payment in an amount equal to the fraction of such share of NCC Common Stock to which such holder would otherwise be entitled multiplied by the Market Price.

         2.4 CLOSING OF THE COMPANY'S TRANSFER BOOKS. The stock transfer books of IFC shall be closed at the close of business on the business day immediately preceding the date of the Effective Time. In the event of a transfer of ownership of IFC Common Stock which is not registered in the transfer records of IFC, the Merger Consideration to be distributed pursuant to this Agreement may be delivered to a transferee, if a Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by payment of any applicable stock transfer taxes. NCC and The Exchange Agent shall be entitled to rely upon the stock transfer books of IFC to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement for their shares of IFC Common Stock, which books shall be
conclusive  with respect to the ownership of such shares.   In the event of  a
dispute with respect to the ownership of any such shares, the Surviving Corporation and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent party and thereafter be relieved with respect to any claims to such Merger Consideration.

         2.5  CHANGES IN NCC COMMON STOCK.   If between the date of this
Agreement and the Effective Time, the shares of NCC Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or if a stock dividend thereon shall be declared with a record date within said period, the Merger Consideration shall be adjusted accordingly.

                  III.  REPRESENTATIONS AND WARRANTIES OF NCC
                        -------------------------------------
         NCC hereby represents and warrants to IFC that:

         3.1  CORPORATE ORGANIZATION.

             NCC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect.
NCC is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). NCC has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. NCC has heretofore delivered to IFC true and complete copies of its certificate of incorporation and by-laws.

         3.2 AUTHORITY. NCC has the requisite corporate power and authority to execute and deliver this Agreement and, except for any required approval of NCC's stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly approved by the Board of Directors of NCC and no other corporate proceedings on the part of NCC are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject only to approval by the stockholders of NCC as provided in Subsection

5.15(b). This Agreement has been duly executed and delivered by, and constitutes valid and binding obligations of NCC enforceable against NCC in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.

                3.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of NCC consists of 350,000,000 shares of NCC Common Stock and 5,000,000 shares of NCC preferred stock. As of the close of business on August 25, 1995 (i) 147,543,325 shares of NCC Common Stock were validly issued and outstanding, fully paid and nonassessable and (ii) 744,160 shares of eight percent (8%) Cumulative Convertible Preferred Stock (issued as 3,720,800 Depository Shares) no par of NCC ("NCC Preferred Stock") were
validly issued and outstanding,  fully paid and nonassessable.   As of the date
hereof, except as set forth in this Section 3.3, pursuant to the exercise of employee stock options under NCC's various stock option plans in effect, NCC's dividend reinvestment plan and stock grants made pursuant to the NCC 1991 Restricted Stock Plan, or set forth in the NCC Disclosure Letter, there are no other shares of capital stock of NCC authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of NCC obligating NCC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of NCC or obligating NCC to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment. As of the date hereof, except as provided in this Agreement or as set forth in the NCC Disclosure Letter, there are no voting trusts or other agreements or understandings to which NCC or any NCC Subsidiary (as defined herein) is a party with respect to the voting of the capital stock of NCC. All of the shares of NCC Common Stock issuable in exchange for the IFC Common Stock at the Effective Time in accordance with this Agreement and all of the shares of NCC Common Stock issuable upon exercise of Unexercised Options will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights.

         3.4  SUBSIDIARIES.   The name and state of incorporation  of each
significant subsidiary (as defined herein) of NCC (collectively, the "Significant Subsidiaries") is set forth in the NCC

Disclosure Letter.   Each of the NCC Subsidiaries is  a bank or a corporation
duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. Each of NCC's subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted. Except as set forth in the NCC Disclosure Letter, all outstanding shares of capital stock of each of NCC's subsidiaries are owned by NCC or another of NCC's subsidiaries and are validly issued, fully paid and (except pursuant to 12
USC Section 55 in the case of each national bank subsidiary and applicable state law in the case of each state bank subsidiary) nonassessable, are not subject to preemptive rights and are owned free and clear of all liens, claims and encumbrances. There are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any NCC subsidiary obligating any of NCC subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold additional shares of its capital stock or obligating any of NCC's subsidiaries to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment.

         3.5 INFORMATION IN DISCLOSURE DOCUMENTS, REGISTRATION STATEMENT, ETC. None of the information with respect to NCC or any of NCC's subsidiaries provided by NCC for inclusion in (i) the Registration Statement to be filed with the Securities and Exchange Commission (the "Commission") by NCC on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of registering the shares of NCC Common Stock to be issued in the Merger (the "Registration Statement") and (ii) any joint proxy statement of IFC and NCC ("Proxy Statement") required to be mailed to IFC's and NCC's stockholders in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the IFC Meeting and the NCC Meeting (as defined herein), or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which
they  are made,  not misleading.   The  Registration Statement  will comply  as
to  form in  all material  respects with  the provisions  of the Securities
Act and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

         3.6 CONSENTS AND APPROVALS; NO VIOLATION. Except as set forth in the NCC Disclosure Letter, neither the execution and delivery of this Agreement by NCC or the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of its certificate of incorporation or by-laws, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of NCC or any of NCC's subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NCC or any of NCC's subsidiaries is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which are set forth in the NCC Disclosure Letter or which, individually or in the aggregate, will not have a Material Adverse Effect or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity"), except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the Certificate of Merger and a designation pursuant to the DGCL, (iii) filing the Articles of Merger, (iv) filings required under the securities or blue sky laws of the various states, (v) filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (vi) filings with, and approval by, the Federal Reserve Board (the "FRB"), (vii) filings with, and approvals by, the Ohio Superintendent of Banks, the Pennsylvania Department of Financial Institutions, and the Arizona Director of Insurance (collectively, the "State Entities"), (viii) filings and approvals pursuant to any applicable state takeover law, (ix) filings and approvals under the Small Business Investment Act of 1958 and the rules and regulations thereunder ("SBIA") or (x) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made will not, individually or in the aggregate, have a Material Adverse Effect.

         3.7 REPORTS AND FINANCIAL STATEMENTS. Since January 1, 1990, NCC and each of NCC's subsidiaries have filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Commission under Section 12(b), 12(g), 13(a) or 14(a) of the Securities Exchange Act of 1934, including, but not limited to Forms 10-K, Forms 10-Q and proxy statements (the "NCC Reports"). NCC has previously furnished or will promptly furnish IFC with true and complete copies of each of NCC's annual reports on Form 10-K for the years 1990 through 1994 and its quarterly reports on Form 10-Q for March 31, 1995 and June 30, 1995. As of their respective dates, the NCC Reports complied with the requirements of the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance
under which  they were made, not misleading.   The audited consolidated
financial statements and unaudited interim financial statements of NCC included in the NCC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of NCC and NCC's subsidiaries as of the dates thereof and the results of their operations and changes in cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein. There exist no material liabilities of NCC and its consolidated subsidiaries, contingent or otherwise of a type required to be disclosed in accordance with generally accepted accounting practices, except as disclosed in the NCC Reports. NCC's reserve for possible loan losses as shown in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995 was adequate, within the meaning of generally accepted accounting principles and safe and sound banking practices.

         3.8 TAXES.   NCC will promptly  make available to IFC, upon request
by IFC, true and correct copies of the federal, state and local income tax returns, and state and local property and sales tax returns and any other tax returns filed by NCC and any of NCC's subsidiaries for each of the fiscal years that remains open, for examination or assessment of tax. NCC and each NCC subsidiary have prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, estimated tax, withholding tax, franchise, sales and other tax returns or reports required to be filed by them on or before the date hereof, except to the extent that all such failures to file, taken together, would not have a Material Adverse Effect. NCC and each of its subsidiaries have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes, shown or required to be shown to be owing on all such returns or reports, together with any interest, additions or penalties related to any such taxes or to any open
taxable year or period.   Except as set  forth in the NCC Disclosure Letter,
neither NCC nor any  of NCC's subsidiaries has consented to extend the statute
of limitations with respect to the assessment of any  tax.   Except as  set
forth in the NCC Disclosure Letter, neither NCC nor any of NCC's subsidiaries is a party to any action or proceeding, nor to the best of NCC's knowledge is any such action or proceeding threatened, by any Governmental Entity in connection with the determination, assessment or collection of any taxes, and no deficiency notices or reports have been received by NCC or any of NCC's subsidiaries in respect of any material deficiencies for any tax, assessment, or government charges.

         3.9   EMPLOYEE PLANS.   All employee  benefit, welfare, bonus,
deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral, and all trust agreements related thereto, relating to any present or former directors, officers or employees of NCC or its subsidiaries ("NCC Employee Plans") have been maintained, operated, and administered in substantial compliance with their terms and currently comply, and have at all relevant times complied, in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code, and any other applicable laws. With respect to each NCC Employee Plan which is a pension plan (as defined in
Section 3(2) of ERISA): (a) except for recent amendment(s) to the plans not materially affecting the qualified status of the plans (which are disclosed in, and copies of which are attached to, the NCC Disclosure Letter), each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either: (i) has been determined by the Internal Revenue Service ("IRS") to be so qualified, (ii) is the subject of a pending application for such determination that was timely filed, or (iii) will be submitted for such a determination prior to end of the "remedial amendment period" within the meaning of Section 401(b) of the Code,
(b) there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) neither NCC nor any of its subsidiaries has provided, or is required to provide, security to any pension plan pursuant to Section 401(a)(29) of the Code, (d) the fair market value of the assets of each defined benefit plan (as defined in Section 3(35) of ERISA) exceeds the value of the "benefit liabilities" within the meaning of Section 4001(a)(16)
of ERISA under such  defined benefit plan as of the end of the most recent plan year thereof ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such defined benefit plan as of the date hereof, (e) no reportable event described in Section 4043 of ERISA for which the 30 day reporting requirement has not been waived has occurred, (f) except as disclosed in the NCC Disclosure Letter, no defined benefit plan has been terminated, nor has the Pension Benefit Guaranty Corporation ("PBGC") instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator
of  a defined  benefit   plan, and  no circumstances exist that constitute
grounds under Section 4042(a)(2) of ERISA entitling the PBGC to institute any such proceedings and (g) no pension plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Neither NCC nor any of its subsidiaries has incurred any liability to the PBGC with respect to any "single-employer plan" within the meaning of Section 4001(a)(15) of ERISA currently or formerly maintained by any entity considered one employer with it under
Section 4001 of ERISA or Section 414 of the Code, except for premiums all of which have been paid when due. Neither NCC nor any of its subsidiaries has waived any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. Neither NCC nor any of its subsidiaries has any obligations for retiree health and life benefits under any NCC Employee
Plan,  except as  set forth in  the NCC Disclosure  Letter.   There are  no
restrictions on the rights of NCC or its subsidiaries to amend or terminate any such NCC Employee Plan without incurring any liability thereunder.

         3.10 MATERIAL CONTRACTS. Except as set forth in the NCC Disclosure Letter or disclosed in the NCC Reports, neither NCC nor any of its subsidiaries is a party to, or is bound or affected by, or receives benefits under (a) any employment, severance, termination, consulting or retirement agreement (collectively, "Benefit Agreements") providing for aggregate payments to any person in any calendar year in excess of $100,000, (b) any material agreement, indenture or other instrument relating to the borrowing of money by NCC or any of its subsidiaries or the guarantee by NCC or any of its subsidiaries of any such obligation (other than trade payables and instruments relating to borrowings or guaranties made in the ordinary course of business) or (c) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by NCC with the Commission as of the date of this Agreement (collectively, the "NCC Contracts"). Neither NCC nor any of NCC's subsidiaries is in default under any of the NCC Contracts, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. Except as set forth in the NCC Disclosure Letter, neither NCC nor any of NCC's subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is NCC or any of NCC's subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries pending or threatened.

         3.11 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the NCC Disclosure Letter or disclosed in the NCC Reports filed by NCC with the Commission prior to the date of this Agreement, since December 31, 1994, there has not been any change in the financial condition, results of operations or business of NCC and its subsidiaries which would or in the future will have a Material Adverse Effect.

         3.12 LITIGATION. Except as disclosed in the NCC Reports filed by NCC with the Commission prior to the date of this Agreement, there is no suit, action or proceeding pending, or, to the knowledge of NCC, threatened against or affecting NCC or any of NCC's subsidiaries which, if decided adversely to NCC, would be reasonably expected to result in a Material Adverse
Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against NCC or any of NCC's subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, a Material Adverse Effect.

         3.13 COMPLIANCE WITH LAWS AND ORDERS.   Except as set forth in the NCC
Disclosure Letter or disclosed in the NCC Reports filed by NCC with the Commission prior to the date of this Agreement, the businesses of NCC and of NCC's subsidiaries are not being conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity (including, without limitation, in the case of NCC's subsidiaries that are banks, all statutes, rules and regulations pertaining to the conduct of the banking business and the exercise of trust powers), except for violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect. Except
as set  forth in the NCC  Disclosure Letter, no investigation   or review by
any Governmental Entity with respect to NCC or any of NCC's subsidiaries is pending or, to the knowledge of NCC, threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect.

         3.14 AGREEMENTS WITH BANK REGULATORS, ETC. Neither NCC nor any NCC subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has NCC been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar
submission.  Neither NCC nor any of  NCC's subsidiaries is   required by
Section 32 of the Federal Deposit Insurance Act ("FDIA") to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer. NCC knows of no reason why the regulatory approvals referred to in Subsection 3.6(c) should not be obtained.

         3.15 NCC OWNERSHIP OF STOCK.   As of the date of this  Agreement,
neither NCC nor any of its affiliates or associates (i) beneficially owns, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, IFC Common Stock (other than DPC Shares or Trust Account Shares), which in the aggregate, represent 5% or more of the outstanding shares of IFC Common Stock.

         3.16 ACCOUNTING MATTERS. Neither NCC nor, to its best knowledge, any of its affiliates, has, through the date of this Agreement, taken or agreed to take any action or knows of any reason that with respect to NCC and its affiliates would prevent NCC from accounting for the business combination to be effected by the Merger as a "pooling-of-interests."

         3.17 FEES.   Except for the fees paid  and payable to Merrill Lynch &
Co., neither NCC nor any of NCC's subsidiaries has paid or will become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

         3.18 COMPANY ACTION. The Board of Directors of NCC (at a meeting duly called, constituted and held) has by the requisite vote of all directors present (a) determined that the Merger is advisable and in the best interests of NCC and its stockholders and (b) approved this

Agreement and the transactions contemplated by this Agreement and has directed that the Merger be submitted for consideration by NCC's
stockholders  at the NCC Meeting.   The Board of Directors of  NCC has approved
the transactions contemplated by this Agreement and the Option Agreement such that the provisions of Section 203 of the DGCL any other applicable state business combination or anti-takeover provisions of NCC Certificate of Incorporation or By-laws shall not be triggered by the Merger or any transactions contemplated by this Agreement.

         3.19 VOTE REQUIRED.   The affirmative vote of the holders of a
majority of the outstanding shares of NCC Common Stock entitled to vote thereon is the only vote of the holders of any class or series of NCC capital stock necessary to approve this Agreement and the transactions contemplated herein.

         3.20 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in NCC's Proxy Statement for its 1995 Annual Meeting of Stockholders, no officer or director of NCC, or any "associate" (as such term is defined in Rule 14a-1 under the 1934 Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of NCC or any of its subsidiaries.

         3.21 ENVIRONMENTAL MATTERS. For purposes of this Agreement, the following terms shall have the indicated meanings:

                "ENVIRONMENTAL LAW" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, determination, judgment, decree, injunction or agreement with any governmental entity relating to (1) the health, protection, preservation or restoration of the environment including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, wetlands, plant and animal life or any other natural resource, conservation, and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling,
         production, release or  disposal of Hazardous Substances.   The term
         Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, ET SEQ.; the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. 9601(2)(D); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, ET SEQ.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, ET SEQ.; the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. Section 1251, ET SEQ.; the Toxic Substances
         Control Act, as amended, 15 U.S.C. Section

         9601, ET SEQ.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, ET SEQ.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, ET SEQ.; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability for injuries or damages due to the release of any Hazardous Substance.

                "HAZARDOUS SUBSTANCE" means (i) any hazardous wastes, toxic chemicals, materials, substances or wastes as defined by or for the purposes of any Environmental Law; (ii) any "oil", as defined by the Clean Water Act, as amended from time to time, and regulations promulgated thereunder (including crude oil or any fraction thereof and any petroleum products or derivatives thereof); (iii) any substance, the presence of which is prohibited, regulated or controlled by any applicable federal, state or local laws, regulations, statutes or ordinances now in force or hereafter enacted relating to waste disposal or environmental protection with respect to the exposure to, or manufacture, possession, presence, use, generation, storage, transportation, treatment, release, emission, discharge, disposal, abatement, cleanup, removal, remediation or handling of any such substance; (iv) any asbestos or asbestos-containing materials, polychlorinated biphenyls ("PCBs") in the form of electrical equipment, fluorescent light fixtures with ballasts, cooling oils or any other form, urea formaldehyde, atmospheric radon; (v) any solid, liquid, gaseous or thermal irritant or contaminant, such as smoke, vapor, soot, fumes, alkalis, acids, chemicals, pesticides, herbicides, sewage, industrial sludge or other similar wastes; (vi) industrial, nuclear or medical by-products; (vii) any lead based paint or coating and
         (viii) any underground storage tank(s).

                "LOAN PORTFOLIO PROPERTIES, TRUST PROPERTIES AND OTHER PROPERTIES" means any real property, appurtenances, rights and personal property attendant thereto, which is owned, leased as a landlord or a tenant, managed or operated or upon which is held a mortgage, deed of trust or other security interest by NCC or IFC, as the case may be, or any of their subsidiaries whether directly, as an agent, as trustee or other fiduciary or otherwise.

                Except as set forth in the NCC Disclosure Letter, (i) to the best of NCC's knowledge, neither NCC nor any of its subsidiaries is in violation of or has any liability, absolute or contingent, in connection with or under any Environmental Law, except any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (ii) to the best of NCC's knowledge, none of the Loan Portfolio Properties, Trust Properties and
         Other Properties of NCC or its subsidiaries is in violation of or has any liability, absolute or contingent, under any Environmental Law, except any such violations or liabilities which, individually or in the aggregate would not have a Material Adverse Effect; and
         (iii) to the best of NCC's knowledge, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to any Loan Portfolio Properties, Trust Properties and Other Properties including, without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liability under or violation of Environmental Law, which would impose a liability upon NCC or its subsidiaries pursuant to any Environmental Law, except such as would not, individually or in the aggregate have a Material Adverse Effect.

                   IV.  REPRESENTATIONS AND WARRANTIES OF IFC
                        -------------------------------------
         IFC hereby represents and warrants to NCC that:

         4.1  CORPORATE ORGANIZATION.   IFC is  a corporation  duly organized,
validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect. IFC is registered as a bank holding company under the BHCA. IFC has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. IFC has heretofore delivered to NCC true and complete copies of its Articles of Incorporation and By-laws.

         4.2   AUTHORITY.   IFC has  the requisite  corporate power and
authority to execute and deliver this Agreement and, except for any required approval of IFC's shareholders, to consummate the transactions contemplated by such. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly approved by the Board of Directors of IFC and no other corporate proceedings on the part of IFC are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject only to approval by the shareholders of IFC as provided in Section 5.15. This Agreement has been duly executed and delivered by, and constitute valid and binding obligations of IFC, enforceable against IFC in accordance with its terms, except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.

         4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of IFC consists of 100,000,000 shares of IFC Common Stock and 19,642,631 shares of preferred stock, no par value. As of the close of business on August 25, 1995, 32,913,023 shares of IFC Common Stock were validly issued and outstanding, fully paid and nonassessable and no shares of preferred stock were issued or outstanding. As of the date of this Agreement except as set forth in this Section 4.3 or in a disclosure letter executed by IFC and dated and delivered by IFC to NCC as of the date hereof ("IFC Disclosure Letter"), and except for a Stock Option Agreement by and between NCC and IFC, dated August 27, 1995 ("Option Agreement") or pursuant to IFC's Option Plans, there are no shares of capital stock of IFC authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of IFC obligating IFC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of IFC or obligating IFC to grant, extend or enter into any subscription, option, warrant, right, convertible
security or other similar agreement or commitment.   Except as set forth in the
IFC Disclosure Letter, there are no voting trusts or other agreements or understandings to which IFC or any of IFC's subsidiaries is a party with respect to the voting of the capital stock of IFC. As of the date of this Agreement, there were outstanding under the IFC Option Plans options to purchase 999,330 shares of IFC Common Stock, which IFC stock options had an average exercise price of $33.31 and for which adequate shares of IFC Common Stock have been reserved for issuance under the IFC Option Plans. Since January 31, 1995, IFC has not granted or awarded any IFC Stock Options.

         4.4 SUBSIDIARIES. The IFC Disclosure Letter sets forth the name and state of incorporation of each subsidiary of IFC (collectively, "IFC Subsidiaries"). Each of IFC Subsidiaries is a bank or a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse

Effect. Each of IFC Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on
its businesses as they are now being conducted.   Except as set forth in  the
IFC Disclosure Letter, all outstanding shares of capital stock of each IFC Subsidiary is owned by IFC or another IFC Subsidiary and are validly issued, fully paid and nonassessable, are not subject to preemptive rights and are
owned free  and clear  of all  liens, claims and  encumbrances.   There are no
outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any IFC Subsidiary obligating any IFC Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold additional shares of its capital stock or obligating any IFC Subsidiary to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment.

         4.5   INFORMATION IN  DISCLOSURE DOCUMENTS,  REGISTRATION STATEMENT,
ETC.   None of  the information  with respect  to IFC  or any  IFC Subsidiary provided by IFC for inclusion in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the IFC Meeting and the NCC Meeting, or, in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

         4.6  CONSENT AND APPROVALS; NO VIOLATION.   Except as set forth in the
IFC Disclosure Letter neither the execution and delivery of this Agreement by IFC nor the consummation by IFC of the transactions contemplated hereby will
(a) conflict with or result in any breach of any provision of its Articles of Incorporation or By-laws, (b) violate, conflict with, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or other encumbrance upon any of the properties or assets of IFC or any of IFC Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which IFC or any IFC Subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which are set forth in the IFC Disclosure Letter or which, individually or in the aggregate, will not have a Material Adverse Effect or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Entity, except (i) pursuant to the Exchange Act and the Securities Act, (ii) filing the Certificate of Merger pursuant to the DGCL, (iii) filing the Articles of Merger, (iv) filings required under the securities or blue sky laws of the various states, (v) filing under the HSR Act, (vi) filings with, and approval by, the FRB, (vii) filings with, and approvals by, the State Entities, (viii) filings and approvals pursuant to any applicable state takeover law, (ix) filings and approvals under the SBIA or (x) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made will not, individually or in the aggregate, have a Material Adverse Effect.

         4.7   REPORTS AND FINANCIAL STATEMENTS.   Since January 1, 1990, IFC
and each IFC Subsidiary have filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with the Commission under Sections 12(b), 12(g), 13(a) or 14(a) of the Securities Exchange Act of 1934, including, but not limited to Forms 10-K, Forms 10-Q and proxy statements (the "IFC Reports"). IFC has previously furnished or will promptly furnish NCC with true and complete copies of each of IFC annual reports on Form 10-K for the years 1990 through 1994 and its quarterly reports on Form 10-Q for March 31, 1995 and June 30, 1995. As of their respective dates, IFC Reports complied with the requirements of the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they
were made, not misleading.   The audited  consolidated financial statements
and unaudited interim financial statements of IFC included in the IFC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of IFC and IFC Subsidiaries taken as a whole as at the dates thereof and the consolidated results of their operations and changes in cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein. There exist no material liabilities of IFC and its consolidated subsidiaries, contingent or otherwise of a type required to be disclosed in accordance with generally accepted accounting practices,
except as  disclosed in  the IFC Reports.   IFC's reserve  for possible loan
losses as  shown in its Quarterly Report on Form

10-Q for the fiscal quarter ended June 30, 1995 was adequate, within the meaning of generally accepted accounting principles and safe and sound banking practices.

         4.8 TAXES. IFC will promptly make available to NCC, upon request by NCC, true and correct copies of the federal income tax returns, state income tax returns, and state sales tax returns filed by IFC and IFC Subsidiaries for each of the fiscal years that remains open, as of the date hereof, for examination or assessment of tax. IFC and each IFC Subsidiary have prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, franchise, sales and other tax returns or reports required to be filed by them on or before the date hereof, except to the extent that all failures to file, taken
together, would  not have a  Material Adverse Effect.   IFC and each  IFC
Subsidiary have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown or required to be shown to be owing on all such returns or reports, together with any interest, additions or penalties related to any such taxes or to any open taxable year or period. Except as set forth in the IFC Disclosure Letter, neither IFC nor any IFC Subsidiary has consented to extend the statute of
limitations with respect to  the assessment of any tax.   Except as set forth
in the IFC Disclosure Letter, neither IFC nor any of IFC Subsidiaries is a party to any action or proceeding, nor to the best of IFC's knowledge is any such action or proceeding threatened, by any Governmental Entity in connection with the determination, assessment or collection of any taxes, and no deficiency notices or reports have been received by IFC or any of IFC Subsidiaries in respect of any material deficiencies for any tax, assessment, or government charge.

         4.9  EMPLOYEE PLANS.   Except as set forth in  the IFC Disclosure
Letter, all employee benefit, welfare, bonus, deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral and all trust agreements related thereto, relating to any present or former directors, officers or employees of IFC or IFC Subsidiaries ("IFC Employee Plans") have been maintained, operated, and administered in substantial compliance with their terms and currently comply, and have at all relevant times complied, in all material respects with the applicable requirements of ERISA, the Code, and any other applicable laws. Except as set forth in the IFC Disclosure Letter, with respect to each IFC Employee Plan which is a
pension plan (as defined in  Section 3(2)  of ERISA):   (a) except  for recent
amendment(s) to the plans not materially affecting the qualified status of the plans (which are disclosed in the IFC Disclosure Letter, and copies of which were previously made available to NCC), each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 401(a) of the Code either has been determined by the IRS to be so qualified or is the subject of a pending application for such determination that was timely filed, (b) there is no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) neither IFC nor any of the IFC Subsidiaries has provided, or is required to provide, security to any pension plan pursuant to Section 401(a)(29) of the Code, (d) the fair market value of the assets of each defined benefit plan (as defined in Section 3(35) of ERISA) exceeds the value of the "benefit liabilities" within the meaning of Section 4001(a)(16) of ERISA under such defined benefit plan as of the end of the most recent plan year thereof ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such defined benefit plan as of the date hereof, (e) no reportable event described in Section 4043 of ERISA for which the 30 day reporting requirement has not been waived has occurred, (f) no defined benefit plan has been terminated, nor has the Pension Benefit Guaranty Corporation ("PBGC") instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042(a)(2) of ERISA entitling the PBGC to institute any such proceedings and (g) no pension plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA. Neither IFC nor any IFC Subsidiary has incurred any liability to the PBGC with respect to any "single-employer plan" within the meaning of action 4001(a)(15) of ERISA currently or formerly maintained by any entity considered one employer with it under Section 4001 of ERISA or Section 414 of the Code, except for premiums all of which have been paid when due. Neither IFC nor any of its subsidiaries has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA. Neither IFC nor any IFC Subsidiary has any obligations for retiree health and life benefits under any IFC Employee Plan, except as set forth in the IFC Disclosure Letter. There are no restrictions on the rights of IFC or IFC Subsidiaries to amend or terminate any such IFC Employee Plan without incurring any liability thereunder.

         4.10 MATERIAL CONTRACTS. Except as set forth in the IFC Disclosure Letter or disclosed in the IFC Reports, neither IFC nor any IFC Subsidiary is a party to, or is bound or affected by, or receives benefits under (a) any Benefit Agreements providing for aggregate payments to any person in any calendar year in excess of $100,000, (b) any material agreement, indenture or other instrument relating to the borrowing of money by IFC or any IFC Subsidiary or the guarantee by IFC or any IFC Subsidiary of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business) or (c) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by IFC with the Commission as of the date of this Agreement
(collectively,  the "IFC Contracts").   Neither IFC nor any IFC Subsidiary  is
in default under any IFC Contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. Except as set forth in the IFC Disclosure Letter, neither IFC nor any of IFC Subsidiary is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is IFC or any IFC Subsidiary the subject of a proceeding asserting that is or any IFC Subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any IFC Subsidiary pending or threatened.

         4.11 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in the IFC Disclosure Letter or disclosed in IFC Reports filed by IFC with the Commission prior to the date of this Agreement, since December 31, 1994, there has not been any change in the financial condition, results of operations or business of IFC and IFC Subsidiaries which would or in the future will have a Material Adverse Effect.

         4.12 LITIGATION. Except as disclosed in IFC Reports filed by IFC with the Commission prior to the date of this Agreement, there is no suit, action or proceeding pending, or, to the knowledge of IFC, threatened against or affecting IFC or any IFC Subsidiary which, if determined adversely to IFC, would be reasonably expected to have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against IFC or any IFC Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, a Material Adverse Effect.

         4.13 COMPLIANCE WITH LAWS AND ORDERS.  Except  as set forth in the
IFC Disclosure Letter or as disclosed in IFC Reports filed by IFC with the Commission prior to the date of this Agreement, the businesses of IFC and IFC Subsidiaries are not being conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity (including, without limitation, in the case of IFC Subsidiaries that are banks, all statutes, rules and regulations pertaining to the conduct of the banking business and the exercise of trust powers), except for violations which individually or in the aggregate do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect. Except as set forth in the IFC Disclosure Letter, no investigation or review by any Governmental Entity with respect to IFC or any IFC Subsidiary is pending or, to the knowledge of IFC threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which will not have a Material Adverse Effect.

         4.14 AGREEMENTS WITH BANK REGULATORS, ETC. Neither IFC nor any IFC Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in the IFC Disclosure Letter, nor has IFC been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, except as set forth in the IFC Disclosure Letter. Neither IFC nor any IFC Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or
the employment of an  individual as a senior or executive officer.   IFC  knows
of no reason why the regulatory approvals referred to in Subsections 4.6(c) should not be obtained.

         4.15 ACCOUNTING MATTERS. Neither IFC nor, to its best knowledge, any of its affiliates, has, through the date of this Agreement, taken or agreed to take any action or knows of any reason that with respect to IFC and its affiliates would prevent NCC from accounting for the business combination to be effected by the Merger as a "pooling-of-interests."

         4.16 FEES. Except for fees paid and payable to Morgan and Stanley & Co., neither IFC nor any IFC Subsidiary has paid or will become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

         4.17 COMPANY ACTION. The Board of Directors of IFC (at a meeting duly called, constituted and held) has by the requisite vote of all directors present (a) determined that the

Merger is  advisable and in  the best  interests of IFC  and its  shareholders,
(b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) has directed that the Merger be submitted for consideration by the IFC's shareholders at the IFC Meeting.

         4.18 VOTE REQUIRED. The affirmative votes of a majority of the votes cast of IFC Common Stock entitled to vote thereon are the only votes of the holders of any class or series of IFC capital stock necessary to approve this Agreement and the transactions contemplated by the Agreement.

         4.19 MATERIAL INTERESTS OF CERTAIN PERSONS. Except as disclosed in IFC's Proxy Statement for its 1995 Annual Meeting of Shareholders or as set forth in the IFC Disclosure Letter, no officer or director of IFC, or any "associate" (as such term is defined in Rule 14a-1 under the 1934 Act) of any such officer or director, has any material interest in any material contracts or property (real or personal), tangible or intangible, used in or pertaining to the business of IFC or any IFC Subsidiaries.

    4.20 ENVIRONMENTAL MATTERS. (i) To the best of IFC's knowledge, neither IFC nor any of its subsidiaries is in violation of or has any liability, absolute or contingent, in connection with or under any Environmental Law, except any such violations or liabilities which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;
(ii) to the best of IFC's knowledge, none of the Loan Portfolio Properties, Trust Properties and Other Properties of IFC or its subsidiaries is in violation of or has any liability, absolute or contingent, under any Environmental Law, except any such violations or liabilities which, individually or in the aggregate would not have a Material Adverse Effect; and
(iii) to the best of IFC's knowledge, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to any Loan Portfolio Properties, Trust Properties and Other Properties including, without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liability under or violation of Environmental Law, which would impose a liability upon IFC or its subsidiaries pursuant to any Environmental Law, except such as would not, individually or in the aggregate have a Material Adverse Effect.

                                 V.  COVENANTS
                                     ---------
         5.1  ACQUISITION PROPOSALS.   Each of IFC and IFC Subsidiaries shall
not, directly or indirectly, and shall instruct and otherwise use its best efforts to cause their respective officers, directors, employees, agents or advisors or other representatives or consultants not to, directly or indirectly, (i) solicit or initiate any
proposals  or offers from any person   relating to any acquisition or purchase
of all or a material amount of the assets of, or any securities of, or any merger, consolidation or business combination with, IFC or any of IFC Subsidiaries (such transactions are referred to herein as "Acquisition Transactions") or (ii) except to the extent that the Board is required, in a written opinion of counsel to the Board, in the exercise of its fiduciary duties in accordance with applicable law, to participate in any discussions or negotiation regarding, or furnish to any other person any information with respect to, an Acquisition Transaction; PROVIDED, HOWEVER, that nothing contained in this Section 5.1 shall restrict or prohibit any disclosure by IFC that is required in any document to be filed with the Commission after the date of this Agreement or any disclosure that, in the written opinion of counsel to  the Board of  Directors of the  Company, is otherwise required
under applicable law.   IFC will immediately cease and  cause to be terminated
any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. IFC will notify NCC immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with IFC.

         5.2  INTERIM OPERATIONS OF IFC.   During  the period from  the date
of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, set forth in the IFC Disclosure Letter or as otherwise approved expressly in writing by NCC (which approval will not be unreasonably withheld):

                (a) CONDUCT OF BUSINESS. IFC shall, and shall cause each of IFC Subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice. IFC shall use reasonable efforts to preserve intact the business organization of IFC and each of IFC Subsidiaries, to keep available the services of its and their present key officers and employees and to preserve the goodwill of those having business relationships with IFC or IFC Subsidiaries. Other than in the ordinary course of business consistent with past practice, IFC shall not (i) incur any indebtedness for borrowed money (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements),
         (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or (iii) make any loan or advance other than in the ordinary course of business consistent with past practice;

                (b) ARTICLES AND BY-LAWS. IFC shall not and shall not permit any IFC Subsidiary to make any change or amendment to their respective articles of incorporation or by-laws (or comparable governing instruments).

                (c) CAPITAL STOCK. IFC shall not, and shall not permit any IFC Subsidiary to, issue or sell any shares of capital stock or any other securities of any of them (other than pursuant to outstanding exercisable stock options granted pursuant to one of the IFC Option Plans) or issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any contract, understanding or arrangement with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to the IFC Option Plans) or enter into any arrangement or contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures. Neither IFC nor any IFC Subsidiaries shall grant any additional stock
         options  under any IFC Option Plans.   Subject to any restrictions
         imposed by applicable law or regulations IFC will use its best efforts to purchase in the open market an equivalent number of shares as are issued in connection with outstanding stock options which are exercised between the date of the Agreement and the Closing Date.

                (d) DIVIDENDS. IFC shall not and shall not permit any IFC Subsidiary to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them other than (a) regular quarterly cash dividends in an amount not to exceed $.50 per share of IFC Common Stock payable on the regular historical payment dates and (b) dividends paid by any IFC Subsidiary to another IFC Subsidiary or IFC with respect to its capital stock between the date hereof and the Effective Time. It is agreed by the parties hereto that they will cooperate to assure that, during any quarter, there shall not be a duplication of nor omission of payment of dividends to shareholders of IFC.

                (e)  EMPLOYEE PLANS, COMPENSATION, ETC.   Without NCC's  prior
         consent, which consent shall not be unreasonably withheld, IFC shall not, and shall not permit any IFC Subsidiary to, adopt or amend (except as required by law) any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for normal merit increases in the ordinary course of business consistent with past practice) increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights) or take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

                (f) CERTAIN POLICIES. IFC will modify and change its loan, litigation, real estate valuation asset, liquidity and investment portfolio policies and practices (including loan classifications and level of reserves) prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of NCC and generally accepted accounting principles, at the earlier of (i) such time as NCC acknowledges that all conditions to its obligations to consummate the Merger set forth in Sections 7.1 and 7.3 have been waived or satisfied or (ii) immediately prior to the Effective Time. IFC's representations, warranties or covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any such modifications or changes.

         5.3 INTERIM OPERATIONS OF NCC. During the period from the date of this Agreement to the Effective Time, without the prior written consent of IFC, NCC will not declare or pay any extraordinary or special dividend on the NCC Common Stock or take any action that would (a) materially delay or adversely affect the ability of NCC to obtain any approvals of Governmental Authorities required to permit consummation of the Merger or (b) materially adversely affect its ability to perform its obligations under this Agreement or to consummate the transaction contemplated hereby.

         5.4  EMPLOYEE MATTERS.

                (a) BENEFIT AGREEMENTS. Surviving Corporation agrees that it shall honor, on and after the Effective Time, without deduction, counterclaims, interruptions or deferment (other than withholding under applicable law), all vested benefits of any person under all plans or agreements.

                (b)  RETIREMENT PLANS.   NCC  shall credit  employees of  IFC
         and IFC Subsidiaries who become employees of NCC or Surviving Corporation as a result of the Merger with all service with IFC or any of IFC Subsidiaries for purposes of eligibility and vesting as if such service had been performed for NCC but not for purposes of benefit accrual, provided, however, that this provision shall not change the treatment under the National City Non-Contributory Retirement Plan and Trust of service with NCC or any of NCC's subsidiaries prior to the Closing Date.

                (c) GENERAL. Upon and after the Merger, IFC employees shall have benefits that in the aggregate are no less favorable than the benefits enjoyed generally by NCC employees working in similar business lines.

         5.5 ACCESS AND INFORMATION. Upon reasonable notice, each of the parties shall (and shall cause each of the parties' subsidiaries to) afford to the other parties and their representatives (including, without limitation, directors, officers and employees of the parties and their affiliates, and counsel, accountants and other professionals retained) such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request; PROVIDED, HOWEVER, that no party shall be required to provide access to any such information if the providing of such access (i) would be reasonably likely, in the written opinion of counsel, to result in the loss or impairment of any privilege generally recognized under law with respect to such information or (ii) would be precluded by any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity. All information furnished by one party to any of the others in connection with this Agreement or the transactions contemplated hereby shall be kept confidential by such other party (and shall be used by it only in connection with this Agreement and the transactions contemplated hereby) except to the extent that such information
(i) already is known to such other party when received from a source not known by the receiving party to be under an obligation of confidentiality, (ii) thereafter becomes lawfully obtainable from other sources or (iii) is required to be disclosed in any non-confidential document filed with the Commission, the FRB, the Department of Justice or any other agency or
any government.   In  the event  that the transactions contemplated  by this
Agreement shall fail to consummate, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same or destroyed.





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
         5.6   CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS.    NCC and IFC
shall (a) as soon as practicable make any required filings and applications required to be filed with Governmental Authorities between the date of this Agreement and the Effective Time, (b) cooperate with one another
(i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other relevant federal, state or foreign law or regulation and
(ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations and (c) deliver to the other parties to this Agreement copies of the publicly available portions of all such reports promptly after they are filed.

         5.7  STATE TAKEOVER STATUTES.  IFC shall take all reasonable steps to
(i) exempt IFC and the Merger from the requirements of any state takeover law by action of the Company's Board of Directors or otherwise and (ii), upon the request of NCC, assist in any challenge by NCC to the applicability to the Merger of any state takeover law.

         5.8  INDEMNIFICATION AND INSURANCE.

                (a) INDEMNIFICATION. From and after the Effective Time, NCC will assume and honor any obligation as provided for and permitted by applicable federal and state law IFC had immediately prior to the Effective Time with respect to the indemnification of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of IFC or any IFC Subsidiary or was serving at the request of IFC as a director, officer of any domestic or foreign corporation joint venture, trust, employee benefit plan or other enterprise (collectively, the "Indemnitees") arising out of IFC's Articles of Incorporation or By-Laws or any indemnification (to the maximum extent available thereunder and permitted by applicable law or regulation) against any and all Losses in connection with or arising out of any claim which is based upon, arises out of or in any way relates to any actual or alleged act or omission occurring at or prior to the Effective Time in the Indemnitee's capacity as a director or officer (whether elected or appointed), of IFC or any IFC Subsidiary. This Section 5.8 will be construed as an agreement, as to which the Indemnitees are intended to be third-party beneficiaries.

                 (b) INSURANCE. For a period of three years after the Effective Time, NCC shall use all reasonable efforts to maintain in effect current directors' and officers' liability insurance in an aggregate limit of $35 million, which will insure IFC's directors and officers for events which occurred prior to the Effective Time but were undiscovered at the Effective Time; provided, however, that in no event shall NCC be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Subsection 5.8(b), any amount per annum in excess of 150% of the amount of the annual premium paid as of the date hereof by NCC for its current director's and officers' liability insurance.

         5.9   ADDITIONAL AGREEMENTS.   Subject  to the  terms and  conditions
herein provided, each of the parties hereto agrees to use its reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using its best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

        5.10   PUBLICITY.   The initial press release announcing this
Agreement shall be a joint press release and thereafter IFC and NCC shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange with respect thereto.

        5.11   REGISTRATION STATEMENT.   NCC shall  prepare and file  the
Registration Statement with the Commission as soon as is reasonably practicable following receipt of final comments from the Staff of the Commission on the Proxy Statement (or advice that such Staff will not review such filing) and shall use all reasonable efforts to have the Registration Statement declared effective by the Commission as promptly as practicable and
to maintain the effectiveness of such Registration Statement.   NCC shall also
take any action required to be taken under state blue sky or securities laws in connection with the issuance of the NCC Common Stock pursuant to the
Merger, and IFC   shall furnish NCC  all information  concerning IFC and the holders of its capital stock and shall take any action as NCC may reasonably request in connection with any such action.

         5.12 SECURITIES ACT; POOLING-OF-INTERESTS.

                (a) Prior to the Effective Time, IFC shall identify to NCC all persons who were, at the time of the IFC Meeting (as herein later defined), possible "affiliates" of IFC as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (at the minimum, all those persons subject to the reporting requirements of Rule 16(a) under the Exchange Act) and for purposes of qualifying for "pooling-of-interests" accounting treatment (the "Affiliates").

                (b) IFC shall use its best efforts to obtain a written agreement from each person who is identified as a possible Affiliate pursuant to clause (a) above providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of IFC Common Stock held by such "affiliate" and the Merger Consideration to be received by such "affiliate" in the Merger:
         (1) in the case of shares of NCC Common Stock only, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and (2) during the periods during which any such sale, pledge, transfer or other disposition would, under generally accepted accounting principles or the rules, regulations or interpretations of the Commission, disqualify the
         Merger  for "pooling-of-interests" accounting treatment.   The parties
         understand that such periods in general encompass the period commencing thirty (30) days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of NCC and IFC within the meaning of
         Section 201.01 of the Commission's Codification of Financial
         Reporting Policies. NCC shall file such financial results within 90 days of the Effective Time. IFC shall deliver such written agreements to NCC at or prior to the Effective Time.

         5.13  STOCK  EXCHANGE LISTINGS.   NCC shall  use its  best efforts  to
list on the New York Stock Exchange, upon official notice of issuance, the NCC Common Stock to be issued pursuant to the Merger.

         5.14 PROXY. As soon as practicable after the date hereof, IFC and NCC shall prepare the Proxy Statement, file it with the Commission, respond to comments of the Staff of the Commission, clear the Proxy Statement with the Staff of the Commission and promptly thereafter mail the Proxy Statement to
all holders  of shares  of IFC  Common Stock and NCC  Common Stock.   NCC and
IFC shall  cooperate with  each other in  the preparation of the Proxy
Statement.

         5.15 STOCKHOLDERS' MEETINGS.

                (a) IFC shall take all action necessary, in accordance with applicable law and its Articles of Incorporation and By-laws, to convene a special meeting of the holders of IFC Common Stock (the "IFC Meeting") as promptly as practicable for the purpose of
         considering and taking  action upon this Agreement.   Unless  the
         Board of Directors of IFC shall have received the written advice of counsel, reasonably acceptable to NCC, to the effect that making such a recommendation would cause the Board of Directors of IFC to violate its fiduciary duty under applicable law and provided that such advice is not predicated solely upon the price of NCC Common Stock, the Board of Directors of IFC shall recommend that the holders of the IFC Common Stock vote in favor of and approve the Merger and adopt this Agreement at the IFC Meeting.

                (b) NCC shall take all action necessary, in accordance with applicable law and its certificate of incorporation and by-laws, to convene a meeting of the holders of NCC Common Stock (the "NCC Meeting") for the purpose of considering and taking action upon this Agreement. The Board of Directors of NCC shall recommend that holders of NCC Common Stock vote in favor of and approve the Merger and adopt this Agreement at the NCC Meeting.

         5.16 POOLING-OF-INTERESTS AND TAX-FREE REORGANIZATION TREATMENT. Neither NCC nor IFC shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368 of the Code.

         5.17 PROVISION OF SHARES. NCC shall issue and provide the shares of NCC Common Stock deliverable upon the conversion of the IFC Common Stock pursuant to this Agreement, and will provide the cash to be paid in lieu of
fractional shares of NCC Common Stock  as provided in Subsection 2.3(f).   The
shares of NCC Common Stock to be issued and exchanged for shares of IFC Common Stock pursuant to this Agreement will, at the Effective Time, be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights.

                              VI.  CLOSING MATTERS
                                   ---------------
         6.1 THE CLOSING. Subject to satisfaction or waiver of all conditions precedent set forth in Article VII of this Agreement, the closing ("Closing") at such location mutually agreeable to the parties and on a date ("Closing Date") which is the first business day after the later of:

                (a) the first date on which the Merger may be consummated in accordance with the approvals of any Governmental Entities or

                (b) the date the required approvals of IFC's shareholders and NCC's stockholders have been obtained.

If all conditions are determined to be satisfied in all material respects (or are duly waived) at the Closing, the Closing shall be consummated by the making of all necessary filing required by all Governmental Entities.

         6.2  DOCUMENTS AND CERTIFICATES.   NCC and IFC shall use their
respective best efforts, on or prior to Closing, to execute and deliver all such instruments, documents or certificates as may be necessary or advisable, on the advice of counsel, for the consummation at the Closing of the transactions contemplated by this Agreement to occur as soon as practicable.

                                VII.  CONDITIONS
                                      ----------
         7.1  CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER.
The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

                (a) The Merger shall have been approved and adopted by the requisite vote of the holders of IFC Common Stock and by the requisite vote of the holders of NCC Common Stock.

                (b) The NCC Common Stock issuable in the Merger shall have been authorized for listing on the New York Stock Exchange, upon official notice of issuance.

                (c) All authorizations, consents, orders or approvals of, and all expirations of waiting periods imposed by, any Governmental Entity (collectively, "Consents") which are necessary for the consummation of the Merger, (other than immaterial Consents, the failure to obtain which would not be materially adverse to the combined businesses of NCC, IFC, NCC's subsidiaries and IFC Subsidiaries taken as a whole) shall have been obtained or shall have occurred and shall be in full force and effect at the Effective Time; PROVIDED, HOWEVER, that no such authorization, consent, order or approval shall be deemed to have been received if it shall include any conditions or requirements which would so adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable in the reasonable opinion of the Board of Directors of NCC the consummation of the Merger.

                (d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

                (e) NCC and IFC shall have received a letter, dated the date of the Closing, from Ernst and Young, NCC's independent accountants, to the effect that, for financial reporting purposes, the Merger qualifies for pooling-of-interests accounting treatment under generally accepted accounting principles if consummated in accordance with this Agreement.

                (f) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger shall have been issued and remain in effect.

                (g) Buchanan Ingersoll Professional Corporation, counsel to IFC, shall have delivered to IFC and NCC their opinion, dated the day of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly: (i) no gain or loss will be recognized by NCC or IFC as a result of the Merger; (ii) no gain or loss will be recognized by the shareholders of IFC who exchange their shares of the IFC Common Stock solely for shares of NCC Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in NCC Common Stock); (iii) the tax basis of the shares of NCC Common Stock received by shareholders who exchange all of their shares of IFC Common Stock solely for shares of NCC.

        Common Stock in the Merger will be the same as the tax basis of the shares of IFC Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and (iv) the holding period of the shares of NCC Common Stock received in the Merger will include the period during which the shares of IFC Common Stock surrendered in exchange therefor were held, provided such shares of IFC Common Stock were held as capital assets at the Effective

Time. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of IFC, NCC, and others.

         7.2 CONDITIONS TO OBLIGATION OF IFC TO EFFECT THE MERGER. The obligation of IFC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the additional following conditions:

                (a) NCC shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Effective Time.

                (b) The representations and warranties of NCC contained in this Agreement shall be true in all material respects when made and the representations and warranties set forth in Article 3 shall be true in all material respects as of the Effective Time as if made at and as of such time, except as expressly contemplated or permitted by this Agreement and except for representations and warranties relating to a time or times other than the Effective Time which were or will be true in all material respects at such time or times.

                (c) NCC shall have furnished IFC a Certificate dated the date of the Closing, signed by the Chief Executive Officer and Chief Financial Officer of NCC that, to the best of their knowledge and belief after due inquiry, the conditions set forth in Subsections 7.2(a) and 7.2(b) have been satisfied.

                (d) IFC and its directors and officers who sign the Registration Statement shall have received from Ernst and Young, NCC's independent certified public accountants, "comfort" letters, dated (i) the date of the mailing of the Proxy Statement to NCC's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding NCC in the form customarily issued by such accountants at such time in transactions of this type.

         7.3   CONDITIONS  TO OBLIGATION OF  NCC TO  EFFECT THE MERGER.   The
obligation of NCC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the additional following conditions:

                (a) IFC shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Effective Time.

                (b) The representations and warranties of IFC contained in this Agreement shall be true in all material respects when made and the representations and warranties set forth in Article 4 shall be true in all material respects as of the Effective Time as if made on and as of such time, except as expressly contemplated or permitted by this Agreement and except for representations and warranties relating to a time or times other than the Effective Time which were or will be true in all material respects at such time or times.

                (c) IFC shall have furnished NCC a Certificate dated the date of the Closing signed by the Chief Executive Officer and Chief Financial Officer of IFC that, to the best of their knowledge and belief after due inquiry, the conditions set forth in subsections 7.3(a) and 7.3(c) have been satisfied.

                (d) NCC and its directors and officers who sign the Registration Statement shall have received from Coopers & Lybrand LLP, IFC's independent certified public accountants, "comfort" letters, dated (i) the date of the mailing of the Proxy Statement to IFC's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding IFC in the form customarily issued by such accountants at such time in transactions of this type.

                              VIII.  MISCELLANEOUS
                                     -------------
         8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of IFC and/or the stockholders of NCC:

                (a) by mutual consent of the Board of Directors of NCC and the Board of Directors of IFC;

                (b) by either NCC or IFC if the Merger shall not have been consummated on or before August 27, 1996 or if this Agreement was not approved at either the IFC Meeting or the NCC Meeting
         (provided the terminating party is not otherwise in material breach of its obligations under this Agreement);

                (c) by IFC if any of the conditions specified in Sections 7.1 and 7.2 have not been met or waived by IFC at such time as such condition can no longer be satisfied;

                (d) by NCC if any of the conditions specified in Sections 7.1 and 7.3 have not been met or waived by NCC at such time as such condition can no longer be satisfied;

         8.2 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations and warranties or covenants in this Agreement will terminate at the Effective Time or the earlier termination of this Agreement pursuant to Section 7.1, as the case may be; PROVIDED, HOWEVER, that if the Merger is consummated, Sections 1.6, 2.1 through 2.4, 5.4, 5.5, 5.8, 5.17 and 8.2 hereof will survive the Effective Time to the extent contemplated by such Sections; PROVIDED, FURTHER, that the last sentence of
Section 5.5 and all of Section 8.10 hereof will in all events survive any termination of this Agreement.

         8.3 WAIVER AND AMENDMENT. Subject to applicable provisions of the DGCL and BCL, any provision of this Agreement may be waived at any time by the party which is, or whose stockholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented at any time, provided that no amendment will be made after any stockholder approval of the Merger which reduces or changes the form of the Merger Consideration without further stockholder approval. No such waiver, amendment or supplement will be effective unless in a writing which makes express reference to this Section 8.3 and is signed by the party or parties sought to be bound thereby.

         8.4  ENTIRE AGREEMENT.   This Agreement together with the Option
Agreement contain the entire agreement among NCC and IFC with respect to the Merger and the other transactions contemplated hereby and thereby, and supersedes all prior agreements among the parties with respect to such matters.

         8.5 APPLICABLE LAW; CONSENT TO JURISDICTION. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio except to the extent laws of the state of Delaware and Commonwealth of
Pennsylvania govern the merger.   NCC and IFC consent to personal jurisdiction
in any action brought in any federal or state court within the State of Ohio having subject matter jurisdiction in the matter for purposes of any action arising out of this Agreement.

         8.6 CERTAIN DEFINITIONS; HEADLINES. (a) For purposes of this Agreement, the term:

                       (i) "affiliate", "associate" and "significant subsidiary" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

                       (ii) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

                  (iii) "Fed Approval Date" means the day the FRB issues order approving consummation of the Merger.

                  (iv) "Market Price" means the average of the per share closing prices on the New York Stock Exchange of NCC Common Stock for the 20 consecutive trading days ending at the end of the third trading day immediately preceding the Effective Time.


                  (v) "Material Adverse Effect" means an event, change or occurrence which has a material negative impact on the financial condition, businesses or results of operations of IFC and its subsidiaries, taken as a whole, or NCC and its subsidiaries, taken as a whole, as the case may be, or the ability of IFC or NCC, as the case may be, to consummate the transactions contemplated hereby. The effect of any action taken by IFC solely pursuant to Subsection 5.2(f) shall not be taken into consideration in determining whether any Material Adverse Effect has occurred.

                  (vi) "person" means an individual, corporation, partnership, association, trust or unincorporated organization; and

                  (vii) "subsidiary" of IFC, NCC or any other person means, except where the context otherwise requires, any corporation, partnership, trust or similar association of which IFC, NCC or any other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation.

                (b) The descriptive headings contained in this Agreement are for convenience and reference only and will not affect in any way the meaning or interpretation of this Agreement.

                (c) Unless the context of this Agreement expressly indicates otherwise, (i) any singular term in this Agreement will include the plural and any plural term will include the singular and (ii) the term section or schedule will mean a section or schedule of or to this Agreement.

         8.7 NOTICES. All notices, consents, requests, demands and other communications hereunder will be in writing and will be deemed to have been duly given or delivered if delivered personally, telexed with receipt acknowledged, mailed by registered or certified mail return receipt requested, sent by facsimile with confirmation of receipt, or delivered by a recognized commercial courier addressed as follows:

         If to IFC to:

                Integra Financial Corporation
                Four PPG Place
                Pittsburgh, Pennsylvania 15222-5408
                Fax No. (412) 261-7279
                Attention:  Chairman of the Board

         With copies to:

                Integra Financial Corporation
                Four PPG Place
                Pittsburgh, Pennsylvania 15222-5408
                Fax No. (412) 261-7279
                Attention:  General Counsel

         With copies to:

                Buchanan Ingersoll P.C.
                1 Oxford Center
                301 Grant Street, 20th Floor
                Pittsburgh, Pennsylvania 15219-1410
                Fax No. (412) 562-1041
                Attention: William R. Newlin

         If to NCC to:

                National City Corporation
                P. O. Box 5756
                Cleveland, Ohio   44101-0756
                Attention:  Chairman of the Board
                Fax No. (216) 575-3332

         With a copy to:

                National City Corporation
                Law Department
                P. O. Box 5756
                Cleveland, Ohio   44101-0756
                Attention:  General Counsel
                Fax No. (216) 575-3332
or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 8.7.

         8.8  COUNTERPARTS.   This Agreement may be executed in  any number of
counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.

         8.9 PARTIES IN INTEREST; ASSIGNMENT. Except for Section 2.2, (which is intended to be for the benefit of the holders of Outstanding Options under the IFC Option Plans to the extent contemplated thereby and their beneficiaries, and may be enforced by such persons) and Sections 5.4 and
5.8 hereof (which are intended to be for the benefit of directors, officers or employees to the extent contemplated thereby and their beneficiaries, and may be enforced by such persons), this Agreement is not intended to nor will it confer upon any other person (other than the parties hereto) any rights or remedies. Without the prior written consent of the other parties to this Agreement neither NCC nor IFC shall assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other parties hereto shall be null and void.

         8.10 EXPENSES.

                (a) If the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Surviving Corporation.

                (b) Notwithstanding anything contained in Subsection 8.10(a) to the contrary, if this Agreement is terminated by IFC or NCC pursuant to Subsection 8.1(c) or 8.1(d), respectively, because of the willful breach by the other party of any representation, warranty, covenant, undertaking or restriction contained in this Agreement and if the terminating party is not in material breach of any representation, warranty, covenant, undertaking or restriction contained in this Agreement, then the breaching party shall pay all costs and expenses of the terminating party; PROVIDED, HOWEVER, that if this Agreement is terminated under circumstances other than those described in this Subsection 8.10(b), all costs and expenses incurred such costs and expenses. Nothing contained in this Subsection 8.10(b) shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the nonbreaching party.

                (c) Final settlement with respect to payment of fees and expenses by the parties to this Agreement pursuant to Subsection 8.10(b) shall be made within thirty (30) days of the termination of this Agreement.

         8.11  ENFORCEMENT OF THE AGREEMENT.   The parties hereto  agree that
irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         8.12 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

         IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date first above written.

                                INTEGRA FINANCIAL CORPORATION

Attest Leonard M. Carroll       By  /s/  William F. Roemer
       --------------------         ----------------------------
                                Its:  Chairman & CEO
                                    ----------------------------

                                NATIONAL CITY CORPORATION

Attest David L. Zoeller         By   /s/  David A. Daberko
       --------------------         ----------------------------
                                Its:   President & CEO
                                    ----------------------------

                                  EXHIBIT B

                            STOCK OPTION AGREEMENT

                 STOCK OPTION AGREEMENT, dated as of August 27, 1995, between National City Corporation, a Delaware corporation ("Issuer"), and Integra Financial Corporation, a Pennsylvania corporation ("Grantee").

                             W I T N E S S E T H:
                             - - - - - - - - - -

                 WHEREAS, as a condition to, and contemporaneous with the execution of this Stock Option Agreement the parties are entering into an Agreement and Plan of Merger dated August 27, 1995 ("Agreement") and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafer defined):

                 NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Agreement, the parties hereto agree as follows:

                 1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 12,098,600 fully paid and nonassessable shares of Common Stock, no par value ("Common Stock"), of Issuer at a price of $31.625 share; PROVIDED, HOWEVER, that in the event Issuer issues or agrees to issue any shares of Common Stock at a price less than $31.625 per share (as adjusted pursuant to subsection 5(b)), such price shall be equal to such lesser price (such price, as adjusted if applicable, the "Option Price"); PROVIDED FURTHER that in no event shall the number of shares for which this Option is exercisable exceed 8.2% of the Issuer's issued and outstanding common shares without giving effect to any shares subject or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

                (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Stock Option Agreement, the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 8.2% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Stock Option Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Agreement.

                 2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), PROVIDED that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 30 days following such Subsequent Triggering Event (or such later date as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) immediately prior to the Effective

Time of the Merger; (ii) termination of the Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Issuer of any provision of the Agreement) if such termination occurs prior to the occurrence of an Initial Triggering Event; or (iii) the passage of twelve months after termination of the Agreement if such termination follows the occurrence of an Initial Triggering Event (PROVIDED that if an Initial Triggering Event continues or another Initial Triggering Event occurs beyond such termination, the Exercise Termination Event shall be twelve months from the expiration of the Last Triggering Event but in no event more than 18 months after such termination). The "Last Triggering Event" shall mean the last Initial Triggering Event to occur. The term "Holder" shall mean the holder or holders of the Option.

                 (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                          (i) Issuer or any of its subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have engaged in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Stock Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") other than as contemplated by the Agreement. For purposes of this Stock Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's banking subsidiaries, specifically excluding Madison Bank and Trust Company and National City Bank, Ashland, ("Significant Subsidiary"), (y) a purchase, lse or other acquisition of all or substantially all of the assets of Issuer or any Significant Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 30% or more of the voting power of Issuer; (The term Acquisition Transaction specifically does not include any merger or consolidation among Issuer and/or Issuer Subsidiaries.)

                          (ii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership of 30% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Stock Option Agreement having the meaning assigned thereto in
       Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                 (c) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

                 (i) The acquisition by any person of beneficial ownership of 40% or more of the then outstanding Common Stock; or

                 (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection 2(b), except that the percentage referred to in clause (z) shall be 40%.

                 (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

                 (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); PROVIDED that if prior notification to or approval of the FRB or any other Governmental Entity is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the option shall be deemed to occur on the Notice Date relating thereto.

                 (f)  At the closing referred to in subsection (e) of this
Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, PROVIDED that failure or refusal of Issuer to designate such a bank accnt shall not preclude the Holder from exercising the Option.

                 (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Stock Option Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Stock Option Agreement.

                 (h) Certificates for Common Stock delivered at a closing hereunder shall be endorsed with a restrictive legend that shall read substantially as follows:

       "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Stock Option Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Stock Option Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                 (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this
Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States Federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

                 3. Issuer agrees: (i) that it shall at all times maintain, free from preemptiveights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock;
(ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section l8a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the FRB or to any other Governmental Entity is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to each such Governmental Entity as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

                 4. This Stock Option Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Stock Option Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Stock Option Agreement" and "Option" as used herein include any Stock Option Agreements and related options for which this Stock Option Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Stock Option Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Stock Option Agreement, if mutilated, Issuer will execute and deliver a new Stock Option Agreement of like tenor and date. Any such new Stock Option Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Stock Option Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

                 5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to
Section 1 of this Stock Option Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

                          (a)  In the event of any change in Common Stock by
reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise here shall be appropriately adjusted.

                          (b)  Whenever the number of shares of Common Stock
purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

                 6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 30 days (or such later date as may be provided pursuant to Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this option ("Option Shares") in accordance with any plan of disposition requested by Grantee; PROVIDED, HOWEVER, that Issuer may postpone filing a registration statement relating to a registration request by Grantee under this Section 6 for a period of time (not in excess of 180 days) if in its judgment such filing would require the disclosure of material information that Issuer has a BONA FIDE business purpose for preserving as confidential. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offering or inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be issued by the Holder and Issuer in the aggregate; PROVIDED FURTHER, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonay requested by Issuer for inclusion in any registration statement to be filed hereunder. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

                 7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of the Holder, delivered within 30 days of the Subsequent Trigger Event (or such later period as may be provided pursuant to Section 10), Issuer shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (as defined below) (to the extent not previously reimbursed) and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 30 days of a Subsequent Trigger Event (or such later period as may be provided pursuant to Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/ offer price multiplied by the number of Option Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Out-of-Pocket Expenses" shall mean Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Agreement, including, without limitation, legal, accounting and investment banking fees. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the 30-day period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, whose determination shall be conclusive and binding on all parties.

                 (b) The Holder or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Stock Option Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Pce therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

                 (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the sum of (x) the portion thereof theretofore delivered to the Holder and (y) Out-of-Pocket Expenses and the denominator of which is the Option Repurchase Price less Out-of-Pocket Expenses, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing, assuming that the portion of the Option Share Repurchase Price theretofore delivered is first applied to the payment of Out-of-Pocket Expenses and then to the repurchase of Option Shares.

                 8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that conols the Acquiring Corporation.

                 (b)  The following terms have the meanings indicated:

                          (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

                          (2) "Substitute Common Stock" shall mean the common stock to be issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                          (3) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

                          (4) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; PROVIDED, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into

       Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

                 (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Stock Option Agreement, which shall be applicable to the Substitute Option.

                 (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                 (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 8.2% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 8.2% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to the Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitationn this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

                 (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

                 9. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised plus (y) Grantee's Out-of-Pocket

Expenses (to the extent not previously reimbursed), and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to
(x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the 30-day period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

                 (b) The Substitute Option Holder or the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Stock Option Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Pri and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

                 (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the sum of (x) the portion thereof theretofore delivered to the Substitute Option Holder and (y) Out-of-Pocket Expenses and the denominator of which is the Substitute Option Repurchase Price less Out-of-Pocket Expenses, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing, assuming that the portion of the Substitute Share Repurchase Price theretofore delivered is first applied to the payment of Out-of-Pocket Expenses and then to the repurchase of Substitute Shares.

                 10. The 30-day period for exercise of certain rights under Sections 2, 6, 7 and 12 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

                 11. Issuer hereby represents and warrants to Grantee as follows:

                 (a) Issuer has full corporate power and authority to execute and deliver this Stock Option Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Stock Option Agreement or to consummate the transactions so contemplated. This Stock Option Agreement has been duly and validly executed and delivered by Issuer. This Stock Option Agreement is the valid and legally bindi obligation of Issuer.

                 (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Stock Option Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

                 12. Neither of the parties hereto may assign any of its rights and obligations under this Stock Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 30 days following such Subsequent Triggering Event (or such later period as may be provided pursuant to Section 10); PROVIDED, HOWEVER, that until the date 30 days following the date at which the FRB approves an application by Grantee under the Bank Holding Company Act to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (E.Q., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the FRB.

                 13. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and Governmental Entities necessary to the consummation of the transactions contemplated by this Stock Option Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance and applying to the FRB under the Bank Holding Company Act for approval to acquire the shares issuable hereunder.

                 14. Notwithstanding anything to the contrary herein, in the event that the Holder or Owner or any affiliate (as defined in Rule 12b-2 of the rules and regulations under the 1934 Act) thereof is a person making an offer or proposal to engage in an Acquisition Transaction (other than the Merger), then (i) in the case of a Holder or any affiliate thereof, the Option held by it shall immediately terminate and be of no further force or effect, and (ii) in the case of an Owner or any affiliate thereof, the Option Shares held by it shall be immediately repurchasable by Issuer at the Option Price.

                 15. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Stock Option Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief.

                 16. If any term, provision, covenant or restriction contained in this Stock Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Stock Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to
Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

                 17. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Agreement.

                 18. This Stock Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                 19. This Stock Option Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                 20. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                 21. Except as otherwise expressly provided herein or in the Agreement, this Stock Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Stock Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Stock Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Stock Option Agreement, except as expressly provided herein.

                 22. Terms used in this Stock Option Agreement and not defined herein but defined in the Agreement shall have the meanings assigned thereto in the Agreement.

         IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.


                                           NATIONAL CITY CORPORATION

                                             By:  /s/  David A. Daberko
                                                  -----------------------------

                                             Title:  President & CEO
                                                     --------------------------



                                          INTEGRA FINANCIAL CORPORATION

                                             By:  /s/  William F. Roemer
                                                  -----------------------------

                                             Title:  Chairman & CEO
                                                     -------------------------